HellerEhrman

May 25, 2004

Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon Luk
Managing Partner, Hong Kong
sluk@hewm.com
Direct 2292 2222
Direct Fax 2292 2200
Main 852.2292.2000
Fax 852.2292.2200

04030505

The Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Ladies and Gentlemen:

SEC FILE NO. 82-34697

Re: Artel Solutions Group Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Artel Solutions Group Holdings Limited (the "Company"), S.E.C. File No. 82-4217, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's circular regarding proposed re-election of directors general mandates to repurchase shares and to issue new shares and proposed amendments to the articles of association, dated April 30, 2004;

dlw 6/15

(2) The Company's annual report 2003, dated April 30, 2004;

(3) The Company's proxy form for the annual general meeting on May 31, 2004;

(4) The Company's announcement regarding notice of annual general meeting, dated April 30, 2004, published (in English language) in The Standard and published (in Chinese language) in Hong Kong Economic Times, both on April 30, 2004; and

(5) The Company's announcement regarding 2003 annual results, dated April 26, 2004, published (in English language) in The Standard and published (in Chinese language) in Hong Kong Economic Times, both on April 27, 2004.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Simon Luk

Enc.

c.c. Artel Solutions Group Holdings Ltd.

H:\Dlai\ADR\39663\0001\02SEC.doc

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Artel Solutions Group Holdings Limited, you should at once hand this circular with the accompanying form of proxy to the purchaser(s) or transferee(s) or to the bank, licensed securities dealer or other agent through whom the sale was effected for transmission to the purchaser(s) or transferee(s).

Artel Group
宏 通 集 團

ARTEL SOLUTIONS GROUP HOLDINGS LIMITED
宏通集團控股有限公司 *

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 0931)

PROPOSED RE-ELECTION OF DIRECTORS
GENERAL MANDATES TO REPURCHASE SHARES
AND TO ISSUE NEW SHARES
AND
PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

A notice convening an annual general meeting of Artel Solutions Group Holdings Limited to be held at Room 315, HITEC, 1 Trademart Drive, Kowloon Bay, Hong Kong, on Monday, 31 May 2004 at 10:00 a.m. is set out on pages 53 to 60 of the 2003 Annual Report of Artel Solutions Group Holdings Limited despatched together with this circular.

Whether or not you are able to attend the meeting, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the Company's branch share registrar in Hong Kong, Standard Registrars Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting or any adjourned meeting if they so wish.

* *for identification purposes only*

30 April 2004

CONTENTS

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

"Annual General Meeting"	the annual general meeting of the Company to be held at Room 315, HITEC, 1 Trademart Drive, Kowloon Bay, Hong Kong on Monday, 31 May 2004 at 10:00 a.m.;
"Articles"	the articles of association of the Company;
"Associates"	has the meaning ascribed thereto in the Listing Rules;
"Board"	the board of Directors;
"Companies Law"	The Companies Law, Cap 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands;
"Company"	Artel Solutions Group Holdings Limited宏通集團控股有限公司*, an exempted company incorporated in the Cayman Islands with limited liability, the Shares of which are listed on the Stock Exchange;
"Controlling Shareholders"	has the meaning ascribed thereto in the Listing Rules;
"Directors"	the directors of the Company;
"Issue Mandate"	the general and unconditional mandate to be granted to the Directors at the Annual General Meeting to exercise all the power to allot, issue and otherwise deal with new shares in the Company not exceeding 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of the resolution approving such mandate;
"Latest Practicable Date"	27 April 2004, the latest practicable date prior to the printing of this circular for ascertaining certain information containing herein;
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange;

* *for identification purposes only*

"Repurchase Mandate"	the general and unconditional mandate to be granted to the Directors at the Annual General Meeting to repurchase shares of the Company on the Stock Exchange up to 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of the resolution approving such mandate;
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"Share(s)"	ordinary share(s) of HK$0.01 each in the capital of the Company;
"Shareholder(s)"	holder(s) of Shares;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Substantial Shareholders"	has the meaning ascribed thereto in the Listing Rules;
"Takeovers Code"	Hong Kong Code on Takeovers and Mergers;
"HK$"	Hong Kong dollars; and
"US$"	United States dollars.

Artel Group
宏 通 集 團

ARTEL SOLUTIONS GROUP HOLDINGS LIMITED
宏通集團控股有限公司*

(Incorporated in the Cayman Islands with limited liability)

Executive Directors:
Mr. Yu Pen Hung *(Chairman)*
Mr. Yu Chi Ming, Frederick
Mr. Yen Chung Chuan

Independent Non-executive Directors:
Dr. Liu James Juh
Ms. Hu Gin Ing

Registered office:
Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681 GT
George Town
Grand Cayman
British West Indies

Head office and principal place of business in Hong Kong:
Unit 1299, HITEC
1 Trademart Drive
Kowloon Bay
Hong Kong

30 April 2004

To all Shareholders

Dear Sirs,

PROPOSED RE-ELECTION OF DIRECTORS GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE NEW SHARES AND PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

INTRODUCTION

The purpose of this circular is to provide you with information on matters to be dealt with at the Annual General Meeting. They are: (i) the re-election of Directors; (ii) the grant of Issue Mandate and the Repurchase Mandate; and (iii) the proposed amendments to the Articles.

* *for identification purposes only*

PROPOSED RE-ELECTION OF DIRECTORS

According to Article 87(1) of the Articles, at each annual general meeting one-third of the Directors for the time being, or if their number is not a multiple of three, then the number nearest to but not greater than one-third, shall retire from office by rotation save any Director holding office as Chairman and/or the managing Director. It is further provided in Article 87(2) that the Directors to retire in every year shall be those who have been longest in office since their last election but as between persons who became Directors on the same day shall (unless they otherwise agree between themselves) be determined by lot. The retiring Directors shall be eligible for re-election.

It is further provided in Article 86(2) that the Board has power from time to time to appoint any person as a Director either to fill a casual vacancy or as an addition to the Board. Any Director so appointed shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election.

Accordingly, pursuant to Article 87(2), Mr. Yu Pen Hung, being Chairman is not subject to the rotation requirement. Mr. Yen Chung Chuan who was appointed by the Board after the annual general meeting in year 2003 will hold office until the Annual General Meeting and he will offer himself for re-election at the Annual General Meeting. Mr. Yen Chung Chuan will not be taken into account in determining the number of Directors who are to retire by rotation. The remaining Director, Mr. Yu Chi Ming, Frederick will be subject to the rotation requirement under Article 87(2). Mr. Yu Chi Ming, Frederick will retire at the Annual General Meeting and he will offer himself for re-election at the Annual General Meeting.

Relevant details, as at the Latest Practicable Date, of the Director proposed to be re-elected at the Annual General Meeting are set out in Appendix II to this circular.

PROPOSED GRANT OF GENERAL MANDATES

At the annual general meeting of the Company held on 30 May 2003, ordinary resolutions were passed to, among other things, grant the general mandates to the Directors (i) to repurchase Shares, the aggregate nominal amount of which does not exceed 10% of the aggregate nominal amount of the issued share capital of the Company on 30 May 2003; and (ii) to allot, issue and otherwise deal with Shares not exceeding 20% of the aggregate nominal amount of the issued share capital of the Company on 30 May 2003 and the nominal amount (up to a maximum of 10% of the aggregate nominal amount of the Company's issued share capital pursuant to the mandate granted under (i) above) of any Shares repurchased by the Company.

These general mandates will lapse at the conclusion of the Annual General Meeting.

The Repurchase Mandate

At the Annual General Meeting, an ordinary resolution will be proposed in respect of the granting to the Directors the Repurchase Mandate, in the terms set out in the notice of Annual General Meeting, to exercise the powers of the Company to repurchase its own securities on the Stock Exchange at any time during the period ended on the earliest of (i) the conclusion of the next annual general meeting of the Company, (ii) the date upon which such authority is revoked or varied at a general meeting of the Shareholders and (iii) the date by which the next annual general meeting of the Company is required to be held by applicable laws or the Articles. The aggregate nominal amount of Shares to be purchased pursuant to the Repurchase Mandate shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing the relevant resolution.

An explanatory statement to provide relevant information in respect of the Repurchase Mandate is set out in the Appendix I to this circular.

The Issue Mandate

At the Annual General Meeting, ordinary resolutions will also be proposed to renew the general mandate granted to the Directors to allot, issue and deal with Shares not exceeding 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing the relevant resolution, and adding to such general mandate so granted to the Directors any Shares representing the aggregate nominal amount of the Shares repurchased by the Company after the granting of the Repurchase Mandate.

AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY

On 30 January 2004, the Stock Exchange has announced certain amendments to the Listing Rules which came into effect on 31 March 2004. Amongst the amendments are requirements that the constitutions of all listed issuers must conform with the following:

(a) the minimum seven-day period for lodgment by shareholders of the notice to nominate a director shall commence no earlier than the day after the despatch of the notice of the meeting appointed for such election and end no later than seven days before the date of such meeting;

(b) directors shall abstain from voting at the board meeting on any matter in which he or any of his Associates has a material interest and are not to be counted towards the quorum of the relevant board meeting; and

(c) where any shareholder is, under the Listing Rules, required to abstain from voting on any particular resolution or restriction to voting only for or only against any particular resolution, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted.

As such, the Board proposes that amendments be made to the Articles to comply with the revised Listing Rules.

In addition, with the repeal of the Securities and Futures (Clearing Houses) Ordinance (Chapter 420, Laws of Hong Kong) and the coming into effect of the SFO on 1 April 2003, the Board also proposes to amend the definition of "clearing house" in the Articles.

The proposed amendments to the Articles are subject to the approval of the Shareholders by way of special resolution to be proposed at the Annual General Meeting. Shareholders should refer to the special resolution as set out in the notice of the Annual General Meeting on pages 53 to 60 of the 2003 Annual Report of the Company for details of the proposed amendments to the Articles.

ANNUAL GENERAL MEETING AND PROXY ARRANGEMENT

A notice convening the Annual General Meeting to be held at Room 315, HITEC, 1 Trademart Drive, Kowloon Bay, Hong Kong on Monday, 31 May 2004 at 10:00 a.m. or any adjournment thereof is set out on pages 53 to 60 of the 2003 Annual Report of the Company despatched together with this circular. A form of proxy for use at the Annual General Meeting is therein enclosed such form of proxy is also published on the website of the Stock Exchange (www.hkex.com.hk). Whether or not the Shareholders intend to be present at the Annual General Meeting, they are requested to complete the form of proxy and return it to the Company's branch share registrar in Hong Kong, Standard Registrars Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding of the Annual General Meeting or any adjourned meeting. Completion and delivery of the form of proxy will not preclude Shareholders from attending, and voting in person at the Annual General Meeting or any adjournment thereof if they so wish.

Pursuant to the Articles, resolutions put to the vote of the Annual General Meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

(a) by the chairman of such meeting; or

(b) by at least three Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or

(c) by a Shareholder or Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting; or

(d) by a Shareholder or Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy and holding Shares in the Company conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

RECOMMENDATIONS

The Board considers that the proposed re-election of Directors, the granting of the Issue Mandate and the Repurchase Mandate and the proposed amendments to the Articles are in the best interests of the Company and the Shareholders as a whole, and therefore recommends the Shareholders to vote in favour of all of the relevant resolutions to be proposed at the Annual General Meeting.

DOCUMENT AVAILABLE FOR INSPECTION

Copy of the Articles is available for inspection at the principal place of business of the Company at Unit 1299, HITEC, 1 Trademart Drive, Kowloon Bay, Hong Kong during normal business hours for a 14-day period immediately preceding the Annual General Meeting to be held on Monday, 31 May 2004.

Yours faithfully,
For and on behalf of the board of directors of
Artel Solutions Group Holdings Limited
Yu Pen Hung
Chairman

This Appendix serves as an explanatory statement, as required by the Listing Rules, to provide information to you with regard to the Repurchase Mandate to be proposed at the Annual General Meeting.

THE LISTING RULES

The Listing Rules contain provisions regulating the repurchase by companies whose primary listings are on the Stock Exchange of their securities on the Stock Exchange, the following is a summary of certain provisions of the Listing Rules relating to repurchase of securities:

SHAREHOLDER'S APPROVAL

The Listing Rules provide that all proposed repurchases of securities by a company with a primary listing on the Stock Exchange must be approved in advance by an ordinary resolution of shareholders, either by way of general mandate or by specific approval of a particular transaction.

SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 1,600,000,000 Shares.

Subject to the passing of the proposed resolution for the approval of the Repurchase Mandate and on the basis that no Shares are issued or repurchased by the Company prior to the Annual General Meeting, the Company will be allowed under the Repurchase Mandate to repurchase a maximum of 160,000,000 Shares.

REASONS FOR REPURCHASES

The Directors believe that the Repurchase Mandate is in the best interests of the Company and its shareholders. An exercise of the Repurchase Mandate may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset per Share and/or earnings per Share and will only be made when the Directors believe that a repurchase will benefit the Company and its shareholders.

FUNDING OF REPURCHASES

Pursuant to the Repurchase Mandate, repurchase will be made out of the funds which are legally available under the Cayman Islands law and the memorandum of association and Articles for the purpose.

An exercise of the Repurchase Mandate in full could have a material adverse impact on the working capital and gearing position of the Company compared with that as at 31 December 2003, being the date of its latest audited consolidated accounts. The Directors do not, however, intend to make any repurchase in circumstances that would have a material adverse impact on the working capital or gearing position of the Company.

GENERAL

None of the Directors or, to the best of their knowledge having made all reasonable enquiries, their Associates, have any present intention to sell to the Company or its subsidiaries any of the Shares if the Repurchase Mandate is approved at the Annual General Meeting and exercised.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases pursuant to the Repurchase Mandate in accordance with the Listing Rules and applicable laws of the Cayman Islands.

If a shareholder's proportionate interest in the voting rights of the Company increases on the Company exercising its powers to repurchase securities pursuant to the Repurchase Mandate, such increase will be treated as an acquisition for the purposes of Rule 32 of the Takeovers Code. As a result, a shareholder or group of shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

As at the Latest Practicable Date, to the best of the knowledge and belief of the Directors, Mr. Yu Pen Hung, through E-Career Investments Limited, was beneficially interested in 1,200,000,000 Shares, representing 75 per cent. of the existing issued Shares. Assuming that E-Career Investments Limited will not dispose of or acquire any additional Shares, if the Repurchase Mandate were exercised in full, the percentage shareholding of E-Career Investments Limited in the Company would increase to approximately 83 per cent. of the then issued Shares. Such increase would reduce the issued share capital in public hands to less than 25 per cent.. The Directors do not have present intention to exercise the Repurchase Mandate to the extent that the number of Shares held by the public would be reduced to less than 25 per cent. of the Shares then in issue.

On the basis of the current shareholding of E-Career Investments Limited, an exercise of the Repurchase Mandate in full will not result in it becoming obliged to make a mandatory offer under Rule 26 of the Takeovers Code.

No connected person (as defined in the Listing Rules), including a Director, chief executive or Substantial Shareholder of the Company or its subsidiaries or an Associate of any of them has notified the Company that he has a present intention to sell Shares to the Company, or has undertaken not to do so, if the Repurchase Mandate is approved by the Shareholders.

SHARE PRICES

The highest and lowest prices at which the Shares were traded on the Stock Exchange during each of the previous twelve months preceding the Latest Practicable Date were as follows:

	Highest	**Lowest**
	HK$	*HK$*
2003		
April	0.570	0.195
May	0.390	0.235
June	0.430	0.335
July	0.600	0.350
August	0.510	0.430
September	0.560	0.385
October	0.540	0.365
November	0.520	0.455
December	0.485	0.415
2004		
January	0.465	0.425
February	0.460	0.395
March	0.430	0.315

SHARES REPURCHASE MADE BY THE COMPANY

The Company has not purchased any Shares, whether on the Stock Exchange or otherwise, in the six months preceding the date of this circular.

Relevant details of the Directors proposed to be re-elected at the Annual General Meeting are as follows:–

(1) Mr. Yu Chi Ming, Frederick, aged 47, is the chief operating officer of the Group who is mainly responsible for supervising the e-enabling solutions integration projects, establishing strategic alliances, operation and investors relationship for the Group. Mr. Yu holds a bachelor degree in business administration from the Chinese University of Hong Kong and has over 13 years of corporate banking experience and held senior positions in various international banks in Hong Kong. After leaving the banking field, Mr. Yu served as the general manager of a system integration company and a major distributor of international branded networking products in the PRC for 4 years. Mr. Yu joined the Group in August 2000. Other than the relationship arising from his being an executive Director, Mr. Yu does not have any relationship with any Directors, senior management or Substantial or Controlling Shareholders of the Company.

As at the Latest Practicable Date, Mr. Yu did not have any relevant interests or short positions in the shares or debentures of the Company within the meaning of Part XV of the SFO.

Mr. Yu had entered into a service agreement with the Company under which he is to act as executive Director for an initial term of two years commencing from 1 September 2001 and shall continue thereafter until terminated by either party giving to the other not less than three calendar months' notice in writing. Mr. Yu is entitled to an annual salary of US$163,800 during the term of the service agreement. Mr. Yu may also entitled to a management bonus provided that the aggregate amount of the bonuses payable to all the executive Directors for any financial year of the Company may not exceed 5% of the audited consolidated or combined net profit of the Group after taxation, minority interests and payment of such bonuses but excluding extraordinary items in respect of that financial year of the Group. (His emoluments are determined by the Board with reference to the Group's performance and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions.)

(2) Mr. Yen Chung Chuan, aged 47, is an executive Director of the Company. Mr. Yen is responsible for the corporate development and administration of the Group. Mr. Yen holds a bachelor degree in accounting from the Tung Hai University of Taiwan. Mr. Yen has over 18 years of experience in accounting, finance and corporate management. He worked as a senior executive in a number of technology and manufacturing companies in Taiwan. Mr. Yen joined the Group in February 2003. Other than the relationship arising from his being an executive Director, Mr. Yen does not have any relationship with any Directors, senior management or Substantial or Controlling Shareholders of the Company.

As at the Latest Practicable Date, Mr. Yen was granted a share option to subscribe for 2,080,000 Shares at HK$0.381 per Share exercisable during the period from 10 October 2003 to 28 August 2011. Save as disclosed, Mr. Yen did not have any relevant interests or short positions in the shares or debentures of the Company within the meaning of Part XV of the SFO.

Mr. Yen does not enter into any service agreement with the Company to act as executive Director. (His emoluments are determined by the Board with reference to the Group's performance and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions.)

Artel Group
宏通集團

ARTEL SOLUTIONS GROUP HOLDINGS LIMITED
宏通集團控股有限公司 *

(Incorporated in the Cayman Islands with limited liability)

PROXY FORM

Form of proxy for use by shareholders at the annual general meeting to be convened at Room 315, HITEC, 1 Trademart Drive, Kowloon Bay, Hong Kong on 31 May 2004 at 10:00 a.m..

I/We *(note a)* ____
of ____
being the holder(s) of ____ *(note b)*
shares of HK$0.01 each of Artel Solutions Group Holdings Limited (the "Company"), hereby appoint the Chairman of the Meeting, or______________________ of ______________________
to act as my/our proxy *(note c)* at the Annual General Meeting of the Company to be held at Room 315, HITEC, 1 Trademart Drive, Kowloon Bay, Hong Kong, on 31 May 2004 at 10:00 a.m. and at any adjournment thereof and to vote on my/our behalf as directed below.

Please make a mark in the appropriate boxes to indicate how you wish your vote(s) to be cast on a poll *(note d)*.

		FOR	AGAINST
1	To receive and consider the audited consolidated financial statements and reports of the directors and auditors of the Company for the year ended 31 December 2003.		
2	(a) To re-elect Mr. Yen Chung Chuan and Mr. Yu Chi Ming, Frederick as directors. (b) To authorise the board of directors to fix the directors' remuneration.		
3	To re-appoint the Company's auditors and authorise the board of directors to fix their remuneration		
4	To grant a general mandate to the directors to issue, allot and otherwise deal with Company's shares		
5	To grant a general mandate to the directors to purchase the Company's shares.		
6	To add the nominal amount of the shares repurchased by the Company to the mandate granted to the directors under resolution no. 4.		
7.	To amend the articles of association of the Company.		

Dated the ______________ day of ______________ 2004. Shareholder's signature : ______________ *(note e, f, g and h)*

Notes:

a. Full name(s) and address(es) are to be inserted in **BLOCK CAPITALS**.

b. Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

c. A proxy need not be a member of the Company. If you wish to appoint some person other than the Chairman of the Meeting as your proxy, please delete the words "the Chairman of the Meeting or" and insert the name and address of the person appointed proxy in the space provided.

d. If you wish to vote for any of the resolutions set out above, please tick ("✓") the boxes marked "For". If you wish to vote against any resolutions, please tick ("✓") the boxes marked "Against". If this form returned is duly signed but without specific direction on any of the proposed resolutions, the proxy will vote or abstain at his discretion in respect of all resolutions; or if in respect of a particular proposed resolution there is no specific direction, the proxy will, in relation to that particular proposed resolution, vote or abstain at his discretion. A proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than those set out in the notice convening the meeting.

e. In the case of a joint holding, this form of proxy may be signed by any joint holder, but if more than one joint holder is present at the meeting, whether in person or by proxy, that one of the joint holder whose name stands first on the register of members in respect of the relevant joint holding shall alone be entitled to vote in respect thereof.

f. The form of proxy must be signed by a shareholder, or his attorney duly authorised in writing, or if the shareholder is a corporation, either under its common seal or under the hand of an officer or attorney so authorised.

g. In order to be valid, this form of proxy together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority must be deposited at the offices of the Company's Hong Kong branch registrar, Standard Registrars Limited, Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 48 hours before the time of the meeting or any adjourned meeting.

h. Any alteration made to this form should be initialled by the person who signs the form.

i. Pursuant to the article 66 of the articles of association of the Company, resolutions put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

   (a) by the chairman of such meeting; or

   (b) by at least three shareholders present in person or in the case of a shareholder being a corporation by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or

   (c) by a shareholder or shareholders present in person or in the case of a shareholder being a corporation by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting; or

   (d) by a shareholder or shareholders present in person or in the case of a shareholder being a corporation by its duly authorised representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

* *for identification purposes only*

此乃要件　請即處理

閣下對本通函之任何內容或應採取之行動如有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下全部宏通集團控股有限公司股份，應立即將本通函及隨附之代表委任表格交予買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

Artel Group
宏　通　集　團

ARTEL SOLUTIONS GROUP HOLDINGS LIMITED
宏通集團控股有限公司*

(於開曼群島註冊成立之有限公司)

(股份編號: 0931)

建議重選董事
購回股份
及發行新股份之一般授權
及建議修改組織章程細則

宏通集團控股有限公司定於二零零四年五月三十一日星期一上午十時正在香港九龍灣展貿徑1號香港國際展覽貿易中心315室舉行股東週年大會，大會通告載於隨本通函寄發之宏通集團控股有限公司二零零三年度年報第53至60頁。

無論　閣下能否出席大會，均請按代表委任表格所印列之指示將其填妥，盡早交回本公司香港股份過戶分處標準證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，而無論如何須早於大會或其續會指定舉行時間48小時前交回。填妥及交回代表委任表格後，股東仍可親自出席大會或其續回及投票。

二零零四年四月三十日

* *僅供識別*

目　錄

頁次

責任聲明

本通函遵照上市規則規定載有關於本公司資料。董事對本通函所載資料之準確性共同及個別承擔全部責任，並且在作出一切合理查詢後確認，就彼等所知及所信，並無遺漏其他事實致使本通函任何內容有所誤導。

在本通函中，除文義另有所指外，以下詞語具有以下涵義：

「股東週年大會」	指	本公司定於二零零四年五月三十一日星期一上午十時正在香港九龍灣展貿徑1號香港國際展覽貿易中心315室舉行之股東週年大會；
「細則」	指	本公司組織章程細則；
「聯繫人士」	指	上市規則所定義者；
「董事會」	指	董事會；
「公司法」	指	開曼群島法例第22章公司法（一九六一年第3號法案綜合及修訂本）；
「本公司」	指	Artel Solutions Group Holdings Limited宏通集團控股有限公司*，於開曼群島註冊成立之受豁免有限公司，其股份在聯交所上市；
「控權股東」	指	上市規則所定義者；
「董事」	指	本公司董事；
「發行授權」	指	將於股東週年大會上授予董事之一般及無條件授權，可行使一切權力配發、發行及以其他方式處置不超過通過批准該授權之決議案當日本公司已發行股本面值總額20%之本公司新股份
「最後可行日期」	指	二零零四年四月二十七日，即本通函付印前確定其中若干資料之最後可行日期；
「上市規則」	指	聯交所證券上市規則；

* *僅供識別*

「購回授權」	指	將於股東週年大會上授予董事之一般及無條件授權，可在聯交所購回不超過通過批准該授權之決議案當日本公司已發行股本面值總額10%之本公司股份；
「證券及期貨條例」	指	香港法例第571章證券及期貨條例；
「股份」	指	本公司每股面值0.01港元之普通股；
「股東」	指	股份持有人；
「聯交所」	指	香港聯合交易所有限公司；
「主要股東」	指	上市規則所定義者；
「收購守則」	指	香港公司收購及合併守則；
「港元」	指	港元；及
「美元」	指	美元。

Artel Group
宏 通 集 團

ARTEL SOLUTIONS GROUP HOLDINGS LIMITED
宏通集團控股有限公司*

(於開曼群島註冊成立之有限公司)

執行董事:
游本宏先生 *(主席)*
余志明先生
嚴中川先生

獨立非執行董事:
劉助博士
胡競英女士

註冊辦事處:
Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681 GT
George Town
Grand Cayman
British West Indies

香港總辦事處及主要營業地點:
香港
九龍灣
展貿徑1號
香港國際展貿中心1299室

敬啟者:

建議重選董事
購回股份
及發行新股份之一般授權
及建議修改組織章程細則

緒言

本通函旨在向　閣下提供有關在股東週年大會所處理事項之資料,該等事項包括:(i)重選董事;(ii)授出發行授權及購回授權;及(iii)建議修改細則。

* *僅供識別*

建議重選董事

根據細則第87(1)條，每屆股東週年大會上，當時三分之一董事（如數目非三之倍數，則為最接近但不超過三分之一）須輪流退任，惟擔任主席及／或董事總經理之董事毋須退任。細則第87(2)條亦規定，每年退任之董事須在自上次選舉後任職最久者，而同日出任董事者則以抽籤方式決定退任者（除非彼等之間另有協定）。退任之董事可重選連任。

細則第86(2)條亦規定，董事有權隨時委任任何人士出任董事，以填補一般空缺或出任新增董事。所委任之董事之任期僅至本公司下屆股東股東大會，屆時可重選連任。

因此，根據細則第87(2)條，主席遊本宏先生毋須輪流退任。於二零零三年股東週年大會後獲委任之嚴中川先生之任期將於股東週年大會結束，彼有意在股東週年大會重選連任。在計算須退任之董事人數時不會計算嚴中川先生。餘下之董事余志明先生須根據細則第87(2)條規定輪流退任。余志明先生將在股東週年大會退任，並有意在股東週年大會上重選連任。

建議在股東週年大會重選之董事於最後可行日期之資料載於本通函附錄二。

建議授出一般授權

於二零零三年五月三十日舉行之本公司股東週年大會上通過普通決議案，其中包括授予董事一般授權，以(i)購回股份而面值總額不得超過二零零三年五月三十日本公司已發行股本面值總額10%，及(ii)配發、發行及以其他方式處置不超過二零零三年五月三十日本公司已發行股面值總額20%及本公司根據上文(i)授權所購回股份面值（不超過本公司已發行股本面值總額10%）之股份。

該等一般授權將於下屆股東週年大會失效。

購回授權

於股東週年大會將提出一項普通決議案，給予董事購回授權，可按照股東週年大會通告所載之條款，在(i)本公司下屆股東週年大會結束、(ii)股東在股東大會撤回或更改授權之日或(iii)相關法例或細則規定本公司須舉行股東週年大會之限期屆滿之日之最早日期前，行使本公司權力在聯交所購回本公司證券。根據購回授權所購回股份之面值總額不得超過通過有關決議案日期本公司已發行股本面值總額10%。

有關購回授權其他資料之說明文件載於本通函附錄一。

發行授權

於股東週年大會上將提出一項普通決議案，重新向董事作出一般授權，可配發、發行及處置不超過通過相關決議案日期本公司已發行股本面值20%之股份，並且將本公司在授出購回授權後所購回股份之面值總額，加入上述給予董事之授權中。

修改本公司組織章程細則

二零零四年一月三十日，聯交所公佈對上市規則作出若干修訂，並且於二零零四年三月三十一日起生效。有關修訂其中包括要求所有上市股份之發行公司組織章程必須符合以下規定：

(a) 股東提名董事不少於七天之通知期，不得早於發出召開選舉董事會議之通告日期翌日開始，亦不得遲於該會議日期前七天結束；

(b) 董事對於董事會議上有關其本人或聯繫人士有重大利益之事項不得投票，亦不會點算為有關董事會議之法定人數；及

(c) 倘若任何股東根據上市規則不得就個別決議案投票或受限制僅可就個別決議案投贊成或反對票，則該股東本身或其代表違反有關規定或限制之投票不予點算。

因此，董事會建議修改細則以符合已修訂之上市規則。

此外，由於二零零三年四月一日起撤銷香港法例第420章證券及期貨（結算所）條例，而證券及期貨條例生效，董事會亦建議修改細則中有關「結算所」之定義。

細則之建議修改須獲股東通過在股東特週年大會上提出之特別決議案。有關細則建議修改之詳情，股東謹請參閱本公司二零零三年度年報第53至60頁股東週年大會通告所載特別決議案。

股東週年大會及委任代表安排

股東週年大會定於二零零四年五月三十一日星期一上午十時正在香港九龍灣展貿徑1號香港國際展覽貿易中心315室舉行，大會或其續會通告載於隨本通函寄發之本公司二零零三年度年報第53至60頁。該通告亦隨附股東週年大會代表委任表格，亦在聯交所網站(www.hkex.com.hk)刊登。無論股東是否有意出席股東週年大會，均請按代表委任表格所印列之指示將其填妥，早於股東週年大會或其續會指定舉行時間48小時前交回本公司香港股份過戶分處標準證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。填妥及交回代表委任表格後，股東仍可親自出席大會或其續回及投票。

根據細則，股東週年大會之決議案將以舉手方式表決，除非在宣布舉手投票結果當時或之前或撤回其他投票表決之要求時以下人士要求以投票表決：

(a) 會議主席；或

(b) 不少於三位有權在會議投票而出席會議之股東或其正式授權代表（如股東為公司）或委任代表；或

(c) 一位或多位佔所有可在大會投票股東之投票權總額不少於十分之一而出席會議之股東或其正式授權代表(如股東為公司)或委任代表;或

(d) 一位或多位持有可在大會投票之本公司股份佔所有可在大會投票股份已繳股本總額不少於十分之一而出席會議之股東或其正式授權代表(如股東為公司)或委任代表。

推薦建議

董事認為建議重選董事、授出發行授權及購回授權及建議修改細則符合本公司及股東之整體最佳利益,因此建議股東投票贊成所有在股東週年大會提出之相關決議案。

備查文件

在二零零四年五月三十一日星期一舉行股東週年大會前最近14日之一般辦公時間內,可在本公司位於香港九龍灣展貿徑1號香港國際展覽貿易中心1299室查閱細則副本。

此致

各位股東 台照

代表董事會
宏通集團控股有限公司
主席
游本宏

二零零四年四月三十日

本附錄為上市規則所規定之説明文件，向 閣下提供有關建議在股東週年大會上提出之購回授權之資料。

上市規則

上市規則載有關於主要在聯交所上市證券之公司在聯交所購回其證券之規定，以下為上市規則有關購回證券之若干規定概要：

股東批准

上市規則規定主要在聯交所上市之公司所有購回證券之建議必須事先以股東普通決議案方式批准，可以作出一般授權或就個別交易作出特別批准。

股本

於最後可行日期，本公司已發行股本包括1,600,000,000股股份。

倘若提呈批准購回授權之決議案獲得通過，且股東週年大會前本公司並無發行或購回股份，則本公司根據購回授權獲准購回最多160,000,000股股份。

購回之理由

董事會相信，購回授權符合本公司及其股東之最佳利益。行使購回授權可提高本公司每股資產淨值及／或每股盈利，惟須視乎當時市場情況或資金安排而定，並僅會在董事會認為購回有利於本公司及其股東時方會進行。

用以購回之資金

根據購回授權，購回之資金將來自根據開曼群島法例及組織章程大綱及細則之規定可合法作此用途之資金。

全面行使購回授權可能對本公司之營運資金及負債資本比率有重大不利影響(與二零零三年十二月三十一日(即最近期經審核綜合賬目之日期)之水平比較)。然而，董事會不擬在本公司營運資金或負債資本比率會受到重大不利影響之情況下進行任何購回活動。

一般資料

目前並無任何董事或(作出一切合理查詢後據彼等所知)其聯繫人士有意於購回授權於股東週年大會上獲得批准後向本公司或其附屬公司出售任何股份。

董事會已向聯交所承諾，在行使本公司權力進行購回時，在有關規則及法例適用之情況下，彼等將根據購回授權及按照上市規則與開曼群島之相關法例進行購回。

倘按照購回授權行使權力購回證券時，個別股東所擁有本公司投票權益之比例因此而增加，則就收購守則第32條而言，該項增加將被視為一項收購行動。因此，一位股東或一致行動之多位股東可能會獲得或鞏固所擁有本公司之控制權，並可能有責任遵照收購守則第26及32條提出強制性收購建議。

就董事會所知及所信，於最後可行日期，游本宏先生通過E-Career Investments Limited，實益擁有1,200,000,000股股份，佔當時已發行股份75%。假設E-Career Investments Limited不會出售或購買任何額外股份，則當購回授權全面獲行使後，E-Career Investments Limited所擁有本公司之股權百分比將增至當時已發行股份約83%，而公眾所持有已發行股本則減至少於25%。董事現時無意過度行使購回授權致使公眾持股量減至少於當時已發行股份之25%。

根據E-Career Investments Limited目前之股權，全面行使購回授權將不會使其有責任遵照收購守則第26條提出強制收購建議。

本公司並無接獲本公司任何關連人士（定義見上市規則，包括本公司或其任何附屬公司之董事、行政總裁、主要股東或彼等各自之聯繫人士）知會，表示目前有意在購回授權獲得通過後向本公司出售股份，亦無任何關連人士承諾在購回授權獲得通過後，不會將其所持有之任何股份出售予本公司。

股價

本公司股份於最後可行日期前十二個月期間每月在聯交所之最高及最低成交價如下：

	最高價	最低價
	港元	*港元*
二零零三年		
四月	0.570	0.195
五月	0.390	0.235
六月	0.430	0.335
七月	0.600	0.350
八月	0.510	0.430
九月	0.560	0.385
十月	0.540	0.365
十一月	0.520	0.455
十二月	0.485	0.415
二零零四年		
一月	0.465	0.425
二月	0.460	0.395
三月	0.430	0.315

本公司購回股份

於緊接本通函日期前六個月期間，本公司概無（不論於聯交所或以其他方式）購回其任何股份

建議在股東週年大會重選連任之董事資料如下：

(1) 余志明先生，47歲，本集團營運總監，主要負責監督本集團之綜合電子啟動方案項目，並為本集團建立策略聯盟、業務及投資關係。余先生持有香港中文大學工商管理學學士學位，曾於香港多間國際銀行擔任要職，累積逾13年企業銀行經驗。離開銀行業後，余先生出任一間系統集成公司及國際品牌網絡產品主要中國代理商之總經理一職達4年。余先生於二零零零年八月加盟本集團。除擔任執行董事外，余先生與本公司之董事、高級管理人員、主要或控權股東並無關係。

截至最後可行日期，余先生並無有關證券及期貨條例第XV部所指本公司股份或債券之權益或淡倉。

余先生與本公司已訂立服務協議，自二零零一年九月一日起出任執行董事，初步為期兩年，其後會續期直至任何一方向另一方事先不少於三個月發出書面通知終止。在服務協議有效期間，余先生可獲得年薪163,800美元。余先生亦可獲得管理花紅，惟本公司在任何財政年度可付予全體執行董事之花紅總額，不得超過本集團該年度除稅、少數股東權益及有關花紅但不計算非經常項目之經審核綜合或合併純利5%。（余先生之酬金由董事會參考本集團業績及盈利與同業之薪酬水平及當時市況而釐定。）

(2) 嚴中川先生，47歲，本公司執行董事，負責本集團之企業發展及行政工作。嚴先生持有台灣東海大學會計學士學位，具有超過18年會計、財務及企業管理經驗。嚴先生曾在多家台灣科技及製造業公司出任高級行政職位，於二零零三年二月加入本集團。除擔任執行董事外，嚴先生與本公司之董事、高級管理人員、主要或控權股東並無關係。

截至最後可行日期，嚴先生已獲授購股權，可於二零零三年十月十日至二零一一年八月二十八日期間行使，以每股0.381港元之價格認購2,080,000股股份。除上文所披露者外，嚴先生並無有關證券及期貨條例第XV部所指本公司股份或債券之權益或淡倉。

嚴先生與本公司並無訂立有關出任執行董事之服務協議。（嚴先生之酬金由董事會參考本集團業績及盈利與同業之薪酬水平及當時市況而釐定。）

Artel Group
宏通集團

ARTEL SOLUTIONS GROUP HOLDINGS LIMITED
宏通集團控股有限公司*

(於開曼群島註冊成立之有限公司)

代表委任表格

於二零零四年五月三十一日上午十時正假座香港九龍灣展貿徑1號香港國際貿易展覽中心315室召開之股東週年大會之股東代表委任表格

本人／吾等 *(附註a)* ____________________

地址為 ____________________

為宏通集團控股有限公司（「本公司」）每股面值0.01港元股份共 ____________ *(附註b)* 股之持有人，茲委任大會主席或 ____________ 地址為 ____________

為本人／吾等之代表 *(附註c)*，代表本人／吾等出席本公司於二零零四年五月三十一日上午十時正假座香港九龍灣展貿徑1號香港國際貿易展覽中心315室召開之股東週年大會及其任何續會，並於投票表決時，按下列指示投票。

請於適當空格填上標記以顯示　閣下之投票意向 *(附註d)*。

	贊成	反對
1. 接納及批准截至二零零三年十二月三十一日止年度之本公司經審核綜合財務報告、董事會報告及核數師報告。		
2. (a) 重選嚴中川先生及余志明先生為董事。 (b) 授權董事會釐定董事之酬金。		
3. 續聘本公司核數師，並授權董事會釐定彼等之酬金。		
4. 授予董事會一項一般性授權，以發行、配發及以其他方式處理本公司之股份。		
5. 授予董事會一項一般性授權，以購回本公司之股份。		
6. 將本公司購回之股份面值金額加入根據第4項決議案授予董事會之授權。		
7. 修訂本公司組織章程細則		

日期：二零零四年 ________ 月 ________ 日　股東簽署：____________________ *(附註e、f、g及h)*

附註：

a　請用正楷填上姓名及地址。

b　請填上以　閣下名義登記之股份數目，如未有填上股數，則本代表委任表格將被視為與所有以　閣下名義登記之本公司股份有關。

c　受委任代表毋須為本公司股東。倘若　閣下擬委任大會主席以外之其他若干人士作為　閣下之委任代表，請將「大會主席或」字樣刪去，並在空欄內填上　閣下所擬委派代表之姓名及地址。

d　注意：　閣下如欲投票贊成上述任何決議案，請在「贊成」欄內填上「✓」號，　閣下如欲投票反對任何決議案，請在「反對」欄內填上「✓」號。如本表格於交回時已正式簽署，但並未就提呈之任何決議案給予特定之指示，則所有決議案將按受委任代表自行酌情投票或棄權；或如未就某項提呈之決議案給予特定之指示，受委任代表將就該項提呈之決議案按其酌情決定投票或棄權。　閣下之代表亦有權酌情對召開大會之通告所載者以外，並於會上適當地提出之任何決議案投票。

e　如屬聯名股東，本代表委任表格可由任何聯名股東簽署，但如聯名股東中有超過一名股東親身出席或委派代表出席大會，則該等出席股東中，只有在股東名冊內排名首位者方有權就有關之股份投票。

f　本代表委任表格必須由一位股東或其正式書面授權人簽署，或如股東為一法團，則代表委任表格須加蓋法團印鑑或經由法團負責人或正式授權人親筆簽署。

g　本代表委任表格連同授權簽署本表格之授權書或其他授權文件（如有）或經由公證人簽署證明之授權書或授權文件之副本，最遲須於大會或其任何續會指定舉行時間四十八小時前送達本公司股份過戶登記處香港分處標準證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，方為有效。

h　本代表委任表格之每項更正，均須由簽署人加簽認可。

i.　根據本公司組織章程細則第66條，在股東大會提出之決議案須以舉手方式表決，除非在宣佈舉手表決結果前或撤回另一項投票表決要求時，以下人士要求投票表決：

(a)　會議主席；或

(b)　不少於三位有權在會議投票而出席會議之股東或其正式授權代表（如股東為公司）或委任代表；或

(c)　一位或多位佔所有可在大會投票股東之投票權總額不少於十分之一而出席會議之股東或其正式授權代表（如股東為公司）或委任代表；或

(d)　一位或多位持有可在大會投票之本公司股份佔所有可在大會投票股份已繳股本總額不少於十分之一而出席會議之股東或其正式授權代表（如股東為公司）或委任代表。

*　*僅供識別*

Artel Group
宏 通 集 團

ARTEL SOLUTIONS GROUP HOLDINGS LIMITED
宏通集團控股有限公司*

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 0931)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of Artel Solutions Group Holdings Limited (the "Company") will be held at Room 315, HITEC, 1 Trademart Drive, Kowloon Bay, Hong Kong on Monday, 31 May 2004 at 10:00 a.m. to transact the following ordinary business:

1. to receive and consider the audited consolidated financial statements and reports of the directors (the "Directors") and auditors of the Company for the year ended 31 December 2003;
2. to re-elect Mr. Yen Chung Chuan and Mr. Yu Chi Ming, Frederick as Directors and to authorize the board of Directors to fix the Directors' remuneration;
3. to re-appoint auditors and to authorize the board of Directors to fix their remuneration;

and, as special business, to consider and, if thought fit, passing the following resolutions as ordinary resolutions:

4. "THAT:

(a) subject to paragraph (c) below, pursuant to the Rules (the "Listing Rules") Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to allot, issue and deal with additional shares (the "Shares") in the capital of the Company or securities convertible into such Shares or options, warrants or similar rights to subscribe for any Shares or convertible securities and to make or grant offers, agreements and options, including warrants to subscribe for Shares, which might require the exercise of such powers be and the same is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to options or otherwise), issued or dealt with by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue; or (ii) the exercise of any options granted under the share option scheme or similar arrangement of the Company; or (iii) any scrip dividend or similar arrangements providing for the allotment and issue of Shares in lieu of the whole or part of a dividend on Shares in accordance with the articles of association of the Company in force from time to time; or (iv) the exercise of rights of subscription or conversion under the terms of any warrants of the Company or any securities which are convertible into Shares, shall not exceed the aggregate of:

(aa) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of this resolution; and

(bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of any share capital of the Company repurchased by the Company subsequent to the passing of this resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of this resolution),

and the authority pursuant to paragraph (a) of this resolution shall be limited accordingly; and

(d) for the purposes of this resolution:

"Relevant Period" means the period from the date of the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company, Companies Law, Cap.22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands (the "Companies Law") or any other applicable law of the Cayman Islands to be held; and

(iii) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the authority given to the Directors by this resolution:

"Rights Issue" means an offer of Shares, or offer or issue of warrants, options or other securities giving rights to subscribe for Shares open for a period fixed by the Directors to holders of Shares on the register on a fixed record date in proportion to their then holdings of Shares (subject to such exclusion or other arrangements as the Directors

(H) By inserting the following as new Article 76(2):

"(2) Where the Company has knowledge that any Member is, under the rules of the Designated Stock Exchange, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted."

(I) By deleting the existing Article 88 in its entirety and replacing therewith the following new Article 88:

"88. No person other than a Director retiring at the meeting shall, unless recommended by the Directors for election, be eligible for election as a Director at any general meeting unless a Notice signed by a Member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also a Notice signed by the person to be proposed of his willingness to be elected shall have been lodged at the head office or at the Registration Office provided that the minimum length of the period, during which such Notice(s) are given, shall be at least seven (7) days and that the period for lodgment of such Notice(s) shall commence no earlier than the day after the despatch of the notice of the general meeting appointed for such election and end no later than seven (7) days prior to the date of such general meeting."

(J) By deleting the existing Article 103 in its entirety and replacing therewith the following new Article 103:–

"103.(1) A Director shall not vote (nor be counted in the quorum) on any resolution of the Board approving any contract or arrangement or any other proposal in which he or any of his associates is materially interested, but this prohibition shall not apply to any of the following matters namely:

(i) any contract or arrangement for the giving to such Director or his associate(s) any security or indemnity in respect of money lent by him or any of his associates or obligations incurred or undertaken by him or any of his associates at the request of or for the benefit of the Company or any of its subsidiaries;

(ii) any contract or arrangement for the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate (s) has himself/themselves assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

(iii) any contract or arrangement concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase, where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iv) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company or any of its subsidiaries by virtue only of his/their interest in shares or debentures or other securities of the Company;

(v) any contract or arrangement concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or a shareholder or in which the Director and any of his associate(s) are not in aggregate beneficially interested in five (5) per cent or more of the issued shares or of the voting rights of any class of shares of such company (or of any third company through which his interest or that of any of his associates is derived); or

(vi) any proposal concerning the adoption, modification or operation of a share option scheme, a pension fund or retirement, death or disability benefits scheme or other arrangement which relates both to directors, his associates and employees of the Company or of any of its subsidiaries and does not provide in respect of any Director, or his associate(s), as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates.

(2) A company shall be deemed to be a company in which a Director and/or his associate(s) owns five (5) per cent. or more if and so long as (but only if and so long as) he and/or his associates, (either directly or indirectly) are the holders of or beneficially interested in five (5) per cent. or more of any class of the equity

capital of the Company in issue on the date of the passing of this resolution),

and the authority pursuant to paragraph (a) of this resolution shall be limited accordingly; and

(d) for the purposes of this resolution:

"Relevant Period" means the period from the date of the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company, Companies Law, Cap.22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands (the "Companies Law") or any other applicable law of the Cayman Islands to be held; and

(iii) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the authority given to the Directors by this resolution;

"Rights Issue" means an offer of Shares, or offer or issue of warrants, options or other securities giving rights to subscribe for Shares open for a period fixed by the Directors to holders of Shares on the register on a fixed record date in proportion to their then holdings of Shares (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements, or having regard to any restrictions or obligations under the laws of, or the requirements of, or the expense or delay which may be involved in determining the existence or extent of any restrictions or obligations under the laws of, or the requirements of, any jurisdiction outside Hong Kong or any recognized regulatory body or any stock exchange outside Hong Kong)."

5. "THAT:

(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as defined below) of all powers of the Company to purchase the Shares on the Stock Exchange or any other stock exchange on which the Shares may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for such purpose, and otherwise in accordance with the rules and regulations of the Securities and Futures Commission, the Stock Exchange, the Companies Law and all other applicable laws in this regard, be and the same is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be purchased by the Company pursuant to the approval in paragraph (a) during the Relevant Period shall not exceed 10 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of this resolution and the authority pursuant to paragraph (a) of this resolution shall be limited accordingly; and

(c) for the purposes of this resolution, "Relevant Period" means the period from the date of the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company, the Companies Law or any other applicable law of the Cayman Islands to be held; and

(iii) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the authority given to the Directors by this resolution."

6. "THAT subject to the passing of resolutions numbered 4 and 5, the aggregate nominal amount of the share capital of the Company which are to be purchased by the Company pursuant to the authority granted to the Directors mentioned in resolution numbered 5 shall be added to the aggregate nominal amount of share capital of the Company that may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to resolution numbered 4 above, provided that such amount shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this resolution."

and as special business, to consider and, if thought fit, pass the following resolution as special resolution:

7. **"THAT** *the articles of association of the Company be amended as follows :-*

(A) By inserting the following new definition of "associate" in Article 2 :-

""associate" the meaning attributed to it in the rules of the Designated Stock Exchange;"

(B) By deleting the existing definition of "clearing house" in Article 2 and substituting therefor the following new definition:-

""clearing house" a clearing house recognised by the laws of the jurisdiction in which the shares of the Company are listed or quoted on a stock exchange in such jurisdiction."

(C) By deleting the existing definition of "Subsidiary and Holding Company" in Article 2 and replacing therewith the following new definition:

"Subsidiary and Holding Company" the meanings attributed to them in the rules of the Designated Stock Exchange.

(D) By inserting in the eleventh line of Article 66 immediately before the word "(before" the words "a poll is required under the rules of the Designated Stock Exchange or";

(E) By deleting in the first line of Article 67 the words "Unless a poll is duly demanded and the demand is not withdrawn," and substituting therefor the following words "Unless a poll is duly required or demanded and, in the latter case, not withdrawn,";

(F) By deleting the existing Article 68 in its entirety and replacing therewith the following new Article 68:-

"68. If a poll is duly required or demanded the result of the poll shall be deemed to be the resolution of the meeting at which the poll was required or demanded. There shall be no requirement for the chairman to disclose the voting figures on a poll.";

(G) By re-numbering existing Article 76 as Article 76(1);

subsidiaries by virtue only of his/their interest in shares or debentures or other securities of the Company;

(v) any contract or arrangement concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or a shareholder or in which the Director and any of his associate(s) are not in aggregate beneficially interested in five (5) per cent or more of the issued shares or of the voting rights of any class of shares of such company (or of any third company through which his interest or that of any of his associates is derived); or

(vi) any proposal concerning the adoption, modification or operation of a share option scheme, a pension fund or retirement, death or disability benefits scheme or other arrangement which relates both to directors, his associates and employees of the Company or of any of its subsidiaries and does not provide in respect of any Director, or his associate(s), as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates.

(2) A company shall be deemed to be a company in which a Director and/or his associate(s) owns five (5) per cent. or more if and so long as (but only if and so long as) he and/or his associates, (either directly or indirectly) are the holders of or beneficially interested in five (5) per cent. or more of any class of the equity share capital of such company or of the voting rights available to members of such company (or of any third company through which his/their interest or that of any of his associates is derived). For the purpose of this paragraph there shall be disregarded any shares held by a Director or his associate(s) as bare or custodian trustee and in which he or any of them has no beneficial interest, any shares comprised in a trust in which the interest of the Director or his associate(s) is/are in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director or his associate(s) is/are interested only as a unit holder and any shares which carry no voting right at general meetings and very restrictive dividend and return of capital right.

(3) Where a company in which a Director and/or his associate(s) holds five (5) per cent. or more is/are materially interested in a transaction, then that Director and/or his associate(s) shall also be deemed materially interested in such transaction.

(4) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the chairman of the meeting) or as to the entitlement of any Director (other than such chairman) to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the chairman of the meeting such question shall be decided by a resolution of the Board (for which purpose such chairman shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such chairman as known to such chairman has not been fairly disclosed to the Board."

By order of the Board of Directors
Artel Solutions Group Holdings Limited
Yu Pen Hung
Chairman

Hong Kong, 30 April 2004

As at the date of this announcement, the directors of the Company comprise three executive directors, namely, Mr. Yu Pen Hung, Mr. Yu Chi Ming, Frederick and Mr. Yen Chung Chuan, and two independent non-executive directors, namely, Dr. Liu James Juh and Ms. Hu Gin Ing.

* *For identification purposes only*

Notes:-

1. A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, subject to the provisions of the articles of association of the Company, vote in his stead. A proxy need not be a member to the Company.

2. In order to be valid, the form of proxy must be duly completed and signed in accordance with the instructions printed thereon and deposited together with a power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority, at the offices of the Company's Hong Kong branch share registrar, Standard Registrars Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 48 hours before the time of the meeting or adjourned meeting. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the above meeting or any adjournment thereof, should he so wish.

3. Pursuant to the article 66 of the articles of association of the Company, resolutions put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

(a) by the chairman of such meeting; or

(b) *by at least three shareholders present in person or in the case of a shareholder being a corporation by its duly* authorised representative or by proxy for the time being entitled to vote at the meeting; or

(c) by a shareholder or shareholders present in person or in the case of a shareholder being a corporation by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting; or

(d) by a shareholder or shareholders present in person or in the case of a shareholder being a corporation by its duly authorised representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been *paid up equal to not less than one-tenth of the total sum paid up on* all the shares conferring that right.

Artel Group
宏 通 集 團

ARTEL SOLUTIONS GROUP HOLDINGS LIMITED
宏通集團控股有限公司*

(於開曼群島註冊成立之有限公司)
(股份代號：0931)

股東週年大會通告

茲通告宏通集團控股有限公司(「本公司」)謹訂於二零零四年五月三十一日星期一上午十時正假座香港九龍灣展貿徑1號香港國際貿易展覽中心315室召開股東週年大會，藉以處理下列普通事項：

1. 接納及考慮本公司截至二零零三年十二月三十一日止年度之經審核綜合財務報告及本公司董事(「董事」)及核數師報告；

2. 重選嚴中川先生及佘志明先生為董事及授權董事會釐定董事之酬金；

3. 重新聘任核數師及授權董事會釐定其酬金；

及作為特別事項，考慮及酌情通過下列決議案為普通決議案：

4. 「**動議**：

(a) 在下文(c)段之限制下及根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)之規定，一般性及無條件批准董事在有關期間(定義見下文)行使本公司所有權力，以配發、發行及處理本公司額外股份(「股份」)或可兌換為股份之證券、購股權、認股權證或可認購股份或可換股證券之同類權利，並作出或授予可能需要行使此等權力之售股建議、協議及購股權(包括認購股份之認股權證)；

(b) 上文(a)段之批准將授權董事在有關期間內作出或授予將會或可能須於有關期間終止後行使上述權力之售股建議、協議及購股權；

(c) 董事依據上文(a)段之批准而配發或有條件或無條件同意配發(不論是否依據購股權或其他理由而配發者)、發行或處理之股本面值總額(不包括因(i)配售新股；或(ii)本公司購股權計劃或同類安排授出之任何購股權獲行使；或(iii)按照本公司不時生效之組織章程提供任何以股代息或類似安排，以配發及發行股份以取代股份之全部或部份股息；或(iv)根據本公司任何認股權證或任何可換股證券之條款行使認購權或換股權而配發者)合共不得超過：

(aa) 本公司於本決議案獲得通過之日期已發行股本面值總額之20%；及

(bb) (如董事獲本公司股東以另一項普通決議案授權)本公司在本決議案獲得通過之後購回之本公司任何股本之面值(最多相等於本公司於本決議案獲得通過之日期已發行股本面值總額之10%)，

及根據本決議案第(a)段之授權亦須受此數額限制；或

(d) 就本決議案而言：

「有關期間」乃指由本決議案通過之日至下列三者之較早日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 本公司組織章程、開曼群島公司法第22章(經綜合一九六一年第三號法案而修訂)(「公司法」)或開曼群島法之任何其他適用法律規定本公司下屆股東週年大會須予召開之期限屆滿；及

(iii) 本決議案授予董事之授權被本公司股東於股東大會上通過普通決議案撤銷或修訂；

「配售新股」指本公司董事於指定期間內向於指定記錄日期名列股東名冊之股份持有人，按彼等之持股比例提呈發售股份或提呈發售或發行認股權證、購股權或其他賦予權利可認購股份之證券(惟董事可就零碎股權或經考慮香港以外任何司法權區或香港以外任何認可監管機構或任何證券交易所之法例或規定所引致之任何限制或責任或有關限制或責任之存在或範圍可能涉及之開支或延誤後，作出彼等認為必需或適當之豁免或另作安排)。」

5. 「**動議**：

(a) 除下文(b)段另有規定外，一般性及無條件批准董事在有關期間(定義見下文)行使本公司所有權力，以在聯交所或本公司股份可能進行上市及就此目的獲證券及期貨事務監察委員會及聯交所認可之任何其他證券交易所購回股份或按照證券及期貨事務監察委員會或聯交所之規則及規定、公司法及其他一切適用法例購回股份；

(b) 本公司依據上文(a)段之批准在有關期間內可購回之股份面值總額不得超過本公司於本決議案獲得通過之日已發行股本面值總額之10%；而根據本決議案第(a)段之授權亦須受此數額限制；及

(c) 就本決議案而言，「有關期間」乃指由本決議案通過之日期至下列三者之較早日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 本公司組織章程、公司法或開曼群島之任何其他適用法例規定本公司下屆股東週年大會須予召開之期限屆滿；及

(iii) 本決議案授予董事之授權被本公司股東於股東大會上通過普通決議案撤銷或修訂。」

6. 「**動議**在第4及5項決議案獲得通過之情況下，本公司根據第5項決議案所述給予董事之授權所購回本公司股本面值之總額，將加入董事根據上文第4項決議案可配發或同意有條件或無條件配發之本公司股本面值總額，惟所增加之數額不得超逾通過本決議案日期本公司已發行股本面值總額10%。」

及作為特別事項，考慮及酌情通過下列決議案為特別決議案：

7. 「**動議**修訂本公司組織章程如下：

(A) 在細則第2條加插以下「聯繫人士」之新釋義：

「「聯繫人士」　　指　指定證券交易所之規則所定義者。」

(B) 刪除細則第2條「結算所」原有釋義，以下列新釋義取締：

「「結算所」　　指　本公司股份上市或報價之交易所當地司法權區法例所認可的結算行。」

(C) 刪除細則第2條「附屬公司及控股公司」原有釋義，以下列新釋義取締：

(C) 刪除細則第2條「附屬公司及控股公司」原有釋義,以下列新釋義取締:

「『附屬公司及控股公司』 指 指定證券交易所之規則所定義者。」

(D) 在細則第66條第11行「之前」一詞前加入「根據指定交易所規定要求投票表決或」等字;

(E) 將細則第67條第1行「除非正式提出且並無撤回投票表決之要求」等字刪除,以「除非正式提出要求或規定且(對於規定而言)並無撤回」取代;

(F) 將細則第68條整條刪除,以下文第68條細則取代:

「68. 倘若正式要求或規定舉行投票表決,則投票表決之結果視為進行所要求或規定投票表決之會議決議案。並無規定主席須披露投票表決之投票數字。」

(G) 將原有細則第76條重新編號為第76(1)條;

(H) 將下文加插為新訂細則第76(2)條:

「(2) 倘據本公司所知在指定證券交易所之規則所規定下,任何股東不得就某項決議項投票,又或被限制就某決議案僅可投票贊成或僅可投票反對,則該股東親自或經代表所投任何票數如有違有關規定,一概不獲點算。」

(I) 刪除整條原有之細則第88條,以下列新訂細則第88條取締:

「88. 除在股東大會上行將退任董事以外,任何人士必須經董事提名,或獲一名有權出席大會及在會上投票之股東提名及發出經簽署之提名通知,方可成為董事候選人。上述通知連同獲提名人士所發出經簽署之參選願意書須在最少七(7)日之最短通知期內送交總公司或登記辦事處,而該通知期之開始日期不得早於為進行有關選舉所召開股東大會之通告寄發後第二日,且結束日期亦不得遲於上述股東大會日期前七(7)日。」

(J) 刪除整條原有之細則第103條,以下列新訂細則第103條取締:

「103(1) 任何董事不得就有關批准任何其或其聯繫人士擁有重大利益之合約或安排或任何其他建議之董事會決議案投票(亦不得計入法定人數),惟此限制不適用於下述事宜:

(i) 關於就有關董事或其聯繫人士應本公司或其任何附屬公司之要求所借出之款項或負上或承擔之債務而提供任何抵押品或賠償保證之合約或安排;

(ii) 關於就有關董事或其聯繫人士已單獨或共同作出擔保或賠償保證或提供抵押品之本公司或其任何附屬公司債項或債務而向第三者提供抵押品或賠償保證之合約或安排;

(iii) 關於本公司或本公司可能發起或擁有權益之公司發售本身或其他公司之股份或債券或其他證券以供認購或購買之合約或安排,而有關董事或其聯繫人士因參與包銷或分包銷擁有當中權益;

(iv) 有關董事或其聯繫人士僅由於擁有本公司股份或債券或其他證券權益而於本公司或其任何附屬公司之股份或債券或其他證券擁有與其他持有人可享者相同權益之合約或安排;

(v) 涉及有關董事或其聯繫人士因高級職員或行政人員或股東身份而直接或間接擁有權益之任何公司(包括有關董事及其聯繫人士實益擁有合共不超過百分之五(5%)或以上已發行股份或任何類別股份所附投票權之公司(或有關董事或其聯繫人士透過其擁有權益之任何第三者公司))之合約或安排;或

(vi) 涉及採納、修訂或執行關乎本公司或其附屬公司董事、其聯繫人士及僱員之購股權計劃、退休金或退休計劃、傷亡或傷殘恩恤計劃或其他安排之建議,而當中並無給予任何董事或其聯繫人士任何有關計劃或基金有關人士一般可享者以外之任何權利或利益。

(2) 倘董事及/或其聯繫人士持有或實益擁有一家公司(或董事及/或其聯繫人士從中獲得權益之任何第三者公司)任何類別股本或所有股東投票權百分之五(5%)或以上,則於持有或擁有該等權益期間會被視為擁有該公司百分之五(5%)或以上之權益。就本段而言,董事或其聯繫人士所持任何不記名或託管信託股份或並無擁有實益之任何股份、董事或其聯繫人士僅擁有(如有其他人士有權收取當中收入)未來所有權或剩餘財產權之基金下任何股份、董事或其聯繫人士僅因身為單位持有人而擁有權益之認可單位信託計劃下任何股份,以及無權在股東大會投票且僅具有相當有限之收取股息及收回資本權利之股份,一概不會計算在內。

(3) 倘董事及/或其聯繫人士持有百分之五(5%)或以上權益於一項交易中擁有重大權益,則有關董事及/或其聯繫人士亦會被視為於當中擁有重大權益。

(4) 倘於董事會上個別董事(會議主席除外)之重大權益或個別董事(會議主席除外)就有關問題之投票資格受到質疑,而雖然有關董事放棄投票仍未能解決有關問題,則有關問題可交由會議主席裁決,且其對於有關該董事之決定將成為最終決定,除非該董事所知其本身之權益之性質或程度並未向董事會公平披露。倘上述問題涉及會議主席,則有關問題須由董事會議決(會議主席不得就此投票),而有關決議將成為最終決定,除非會議主席所知其本身及/或其聯繫人士之權益之性質或程度並未向董事會公平披露。

承董事會命
宏通集團控股有限公司
主席
游本宏

香港,二零零四年四月三十日

於本公佈日期,本公司有三位執行董事游本宏先生、余志明先生及嚴中川先生,另有兩位獨立非執行董事劉助博士及胡競英女士。

- *僅供識別*

附註:

1. 凡有權出席上述通告召開大會及於會上投票之股東,均有權委任一位或多位代表出席及根據本公司之組織章程之條款代其投票。受委代表毋須為本公司股東。

2. 代表委任表格必須根據其列印之指示填妥,並連同授權簽署該表格之授權書或其他授權文件(如有)或由公證人簽署證明之該授權書或授權文件副本,最遲於大會或續會舉行時間48小時前送回本公司股份過戶登記處香港分處標準證券登記有限公司,地址為香港灣仔告士打道56號東亞銀行港灣中心地下,方為有效。填妥及交回代表委任表格後,閣下仍可親身出席上述大會或任何續會。

3. 根據本公司組織章程細則第66條,在股東大會提出之決議案須以舉手方式表決,除非在宣佈舉手表決結果前或撤回另一項投票表決要求時,以下人士要求投票表決:

(a) 會議主席;或

(b) 不少於三位有權在會議投票而出席會議之股東或其正式授權代表(如股東為公司)或委任代表;或

(c) 一位或多位佔所有可在大會投票股東之投票權總額不少於十分之一而出席會議之股東或其正式授權代表(如股東為公司)或委任代表;或

(d) 一位或多位持有可在大會投票之本公司股份佔所有可在大會投票股份已繳股本總額不少於十分之一而出席會議之股東或其正式授權代表(如股東為公司)或委任代表。

(Page 1)

Artel Group
宏 通 集 團

ARTEL SOLUTIONS GROUP HOLDINGS LIMITED
宏通集團控股有限公司*

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 0931)

2003 ANNUAL RESULTS

RESULTS

The board of directors (the "Directors") of Artel Solutions Group Holdings Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2003, together with the comparative figures for the previous year prepared in accordance with generally accepted accounting principles in Hong Kong as follows:

	Year ended 31 December 2003 HK$'000	2002 HK$'000
Turnover *(Note 2)*	**2,202,933**	2,122,190
Cost of sales *(Note 3)*	**(2,110,412)**	(2,002,008)
Gross profit	**92,521**	120,182
Other operating income *(Note 4)*	**13,137**	4,963
Distribution costs	**(8,690)**	(8,363)
Administrative expenses	**(29,199)**	(30,508)
Profit from operations *(Note 5)*	**67,769**	86,274
Finance costs *(Note 6)*	**(14,940)**	(10,403)
Profit before taxation	**52,829**	75,871
Taxation *(Note 7)*	**(2,549)**	(9,868)
Net profit for the year	**50,280**	66,003
Dividends *(Note 8)*	**–**	20,800
Earnings per share (HK cents) *(Note 9)*		
Basic	**3.1**	4.1
Diluted	**3.1**	N/A

Notes:

1. **Adoption of new accounting standard**

In the current year, the Group has adopted, for the first time, the following Hong Kong Financial Reporting Standard ("HKFRS") issued by the Hong Kong Society of Accountants ("HKSA"), the term of HKFRS is inclusive of Statements of Standard Accounting Practice ("SSAP"s) and Interpretations approved by the HKSA:

SSAP 12 (Revised) Income Taxes

Income Taxes

The principal effect of the implementation of SSAP 12 (Revised) is in relation to deferred tax. In previous years, partial provision was made for deferred tax using the income statement liability method, i.e. a liability was recognised in respect of timing differences arising, except where those timing differences were not expected to reverse in the foreseeable future.

For the year ended 31 December 2002

	Distribution of computer components and information technology products HK$'000	Provision of integrated e-enabling solutions HK$'000	Consolidated HK$'000
TURNOVER			
External sales	2,043,011	79,179	2,122,190
RESULTS			
Segment results	71,572	12,150	83,722
Other operating income			4,963
Unallocated corporate expenses			(2,411)
Profit from operations			86,274
Finance costs			(10,403)
Profit before taxation			75,871
Taxation			(9,868)
Profit attributable to shareholders			66,003

3. ***Cost of sales***

	2003 HK$'000	2002 HK$'000
Cost of sales comprises:		
Cost of goods sold	**2,196,802**	2,067,705
Rebates	**(86,390)**	(65,697)
	2,110,412	2,002,008

4. **Other operating income**

	2003 HK$'000	2002 HK$'000
Agency fee income	**9,800**	–
Gain on disposal of plant and equipment	**13**	3
Interest on bank deposits	**1,283**	2,600
Sundry income	**2,041**	2,360
	13,137	4,963

5. **Profit from operations**

Profit from operations has been arrived at after charging:

	2003 HK$'000	2002 HK$'000
Auditors' remuneration	[illegible]	[illegible]

	2003	2002
Diluted	3.1	N/A

Notes:

1. ***Adoption of new accounting standard***

In the current year, the Group has adopted, for the first time, the following Hong Kong Financial Reporting Standard ("HKFRS") issued by the Hong Kong Society of Accountants ("HKSA"), the term of HKFRS is inclusive of Statements of Standard Accounting Practice ("SSAP"s) and Interpretations approved by the HKSA:

SSAP 12 (Revised) Income Taxes

Income Taxes

The principal effect of the implementation of SSAP 12 (Revised) is in relation to deferred tax. In previous years, partial provision was made for deferred tax using the income statement liability method, i.e. a liability was recognised in respect of timing differences arising, except where those timing differences were not expected to reverse in the foreseeable future. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions. The adoption of this standard has had no material effect on the results for the current or prior accounting periods. Accordingly, no prior period adjustment has been required.

2. ***Turnover and segment information***

Turnover represents the amounts received and receivable for goods sold and services provided to outside customers, less trade discounts and returns during the year.

The Group's turnover and contribution to gross profit for the year analysed by principal activity and geographical market are as follows:

	2003 ***HK$'000***	2002 *HK$'000*
Turnover by principal activity		
Distribution of computer components and information technology products	**2,101,947**	2,043,011
Provision of integrated e-enabling solutions	**100,986**	79,179
	2,202,933	2,122,190
Turnover by geographical market		
The People's Republic of China (the "PRC")	**1,020,999**	610,040
Hong Kong	**1,181,934**	1,512,150
	2,202,933	2,122,190
Contribution to gross profit by geographical market		
PRC	**52,374**	46,746
Hong Kong	**40,147**	73,436
	92,521	120,182

An analysis of the Group's turnover and contribution to the operating profit by business segment is as follows:

For the year ended 31 December 2003

	Distribution of computer components and information technology products ***HK$'000***	**Provision of integrated e-enabling solutions** ***HK$'000***	**Consolidated** ***HK$'000***
TURNOVER			
External sales	**2,101,947**	**100,986**	**2,202,933**
RESULTS			
Segment results	**43,575**	**14,321**	**57,896**
Other operating income			**13,137**
Unallocated corporate expenses			**(3,264)**
Profit from operations			**67,769**
Finance costs			**(14,940)**
Profit before taxation			**52,829**
Taxation			**(2,549)**
Profit attributable to shareholders			**50,280**

4. **Other operating income**

	2003 ***HK$'000***	2002 *HK$'000*
Agency fee income	**9,800**	–
Gain on disposal of plant and equipment	**13**	3
Interest on bank deposits	**1,283**	2,600
Sundry income	**2,041**	2,360
	13,137	4,963

5. **Profit from operations**

Profit from operations has been arrived at after charging:

	2003 ***HK$'000***	2002 *HK$'000*
Auditors' remuneration	**730**	730
Depreciation of plant and equipment	**935**	770
Operating lease rentals in respect of rented premises	**3,905**	3,039
Staff costs:		
Directors' remuneration		
– fees	**480**	480
– other emoluments	**6,125**	8,360
– retirement benefit scheme contributions	**35**	36
	6,640	8,876
Staff costs excluding directors' remuneration	**15,135**	14,702
Retirement benefit scheme contributions, excluding amounts included in directors' remuneration	**273**	193
	15,408	14,895
Total staff costs	**22,048**	23,771

6. **Finance costs**

	2003 ***HK$'000***	2002 *HK$'000*
Interest on bank overdrafts and short-term bank borrowings wholly repayable within five years	**11,777**	7,237
Bank charges	**3,163**	3,166
	14,940	10,403

7. **Taxation**

	2003 ***HK$'000***	2002 *HK$'000*
Hong Kong Profits Tax		
Current year	**2,314**	11,540
Under(over)provision in previous years	**235**	(1,672)
Taxation attributable to the Company and its subsidiaries	**2,549**	9,868

Hong Kong Profits Tax is calculated at 17.5% (2002: 16%) of the estimated assessable profit for the year.

No provision for taxation has been made in respect of the Company's subsidiaries operating in other jurisdictions as they did not have assessable profits for both years.

At the balance sheet date, there were no other significant temporary difference.

8. **Dividends**

	2003 ***HK$'000***	2002 *HK$'000*
Interim dividend	–	11,200
Final dividend proposed	–	9,600
	–	20,800

Notes:

(a) No dividend for 2003 has been paid or declared by the Company during the year. The Directors do not recommend the payment of a final dividend for the year ended 31 December 2003.

(b) In 2002, an interim dividend at HK$0.007 per share was paid and a final dividend at HK$0.006 per share was proposed.

9. **Earnings per share**

The calculation of the basic earnings per share for the year is based on the net profit for the year of HK$50,280,000 (2002: HK$66,003,000) and on the 1,600,000,000 shares in issue.

The calculation of the diluted earnings per share is based on the net profit for the year of HK$50,280,000 and on the weighted average of 1,602,729,443 shares in issue and issuable on the assumption that the outstanding options are exercised on the date on which they are granted.

DIVIDEND

The Directors do not recommend the payment of a final dividend for the year ended 31 December 2003.

BUSINESS REVIEW

The Group's turnover for 2003 was HK$2,203 million, representing an increase of 4%, as compared with HK$2,122 million for the same period last year. The slight increase was mainly attributable to the impact resulted from the occurrence of the SARS epidemic during the year. The net profit for the year decreased from HK$66 million to HK$50 million as the rebate from Intel remained low.

Distribution of Intel Products

The year of 2003 was a challenging year for the computer component distribution business due to the outbreak of SARS and the low Intel rebate. After the spread of SARS was under control, fierce competition among distributors caused the drop in selling prices. As a result of the decrease in Intel rebate and selling prices, the Group's gross profit margin dropped from 5.7% to 4.2%.

For the past few years, sales of Intel products contributed more than 95% of total turnover and recorded robust growth annually. In order to reduce the reliance on Intel product lines and in light of the growing digital home market, the Group has strategically planned to diversify to the distribution of thin film transistor liquid crystal display ("LCD") products that command higher profit margins.

During the year under review, distribution of Intel products was still the Group's core business, contributing around 90% of total turnover. The Group believes that profit margins of Intel products bottomed in 2003 and will be improved in 2004 with Intel's new sales rebate policy for distributors globally.

Distribution of LCD Monitors

The cooperation with Chi Mei Corporation ("Chi Mei") is another milestone since the establishment of the Group. After entering into agreement with Chi Mei, the distribution business is divided into two major areas: Intel products and Chi Mei's LCD products.

The Group has commenced to distribute Chi Mei's LCD monitors in China since March last year. This strategic move could further utilize the existing personal computer ("PC") component distribution channels including Genuine Intel Dealers, system integrators and PC original equipment manufacturers ("OEMs").

Despite the outbreak of SARS epidemic in the second quarter, the LCD monitor revenue was still growing rapidly in 2003, thanks to the replacement cycle of PCs, rising bundling rate and price cut of LCD monitors.

PROSPECTS

Looking forward, distribution of Intel products will remain the major source of profit contribution for the Group, particularly Intel boxed central processing units ("CPUs"). Given the stable growth of PC demand in the Mainland and Intel's role as a major player in the CPU market, the Group continues to be optimistic about the demand for Intel CPU.

Sunrise Industry

MANAGEMENT'S DISCUSSION AND ANALYSIS

Operations Review

Working against the challenging year of 2003 with the outbreak of SARS epidemic, the Group managed to achieve a profit after taxation of approximately HK$50 million for year 2003, representing a decrease of 24% from HK$66 million of last year.

During the year under review, the Group's turnover was HK$2,203 million (2002: HK$2,122 million) representing a slight increase of 4% over last year. Turnover from the PRC market in 2003 was about 46% (2002: 29%) of total turnover. The increase was mainly due to the Group continues to expand its distribution and logistic networks in the PRC.

Gross profit was HK$93 million for year 2003 (2002: HK$ 120 million) representing a decrease of 23% over last year as the tight rebate policy from Intel.

Finance costs for 2003 increased to HK$15 million from HK$10 million of year 2002 mainly due to the increase in bank loan interests. However, operating costs for 2003 reduced to HK$38 million from HK$39 million of year 2002.

Liquidity and Financial Resources

The Group had total cash and bank balances (including pledged bank deposits) of approximately HK$148 million as at 31 December 2003 (2002: 242million). Balance of short-term bank borrowings and overdrafts was approximately HK$324 million as at 31 December 2003 (2002:HK$425million). The short-term bank borrowings were applied to finance the purchase of inventory of the Group. The gearing ratio of the Group as at 31 December 2003 calculated as a ratio of total bank loans to total assets was 35% (2002:36%). Net assets were approximately HK$426 million as at 31 December 2003 (2002:HK$385 million).

The Group recorded total current asset value of approximately HK$923 million as at 31 December 2003 (2002: HK$1,185 million) and total current liability value of approximately HK$500 million (2002:HK$803 million). The current ratio of the Group, calculated by dividing the total current asset value by the total current liability value, improved to 1.9 as at 31 December 2003 (2002:1.5).

The Group had inventory of approximately HK$332 million as at 31 December 2003 (2002:HK$632 million) representing a decrease of 48% from last year.

The Group recorded an increase in shareholders' funds from approximately HK$385 million as at 31 December 2002 to approximately HK$426 million as at 31 December 2003.

Treasury Policies

The Group generally finances its operations with internally generated resources and banking facilities provided by banks in Hong Kong. The banking facilities are mainly trust receipt loans and invoice finance of tenor up to 120 days from the invoice date. The bank interest rates are mainly fixed by reference to either the Hong Kong Prime rate or the Hong Kong Interbank Borrowing rate for Hong Kong dollar loans and by reference to Singapore or London Interbank Borrowing rate for United States dollar loans.

Bank deposits of the Group are either in Hong Kong dollars or United States dollars.

Transactions of the Group are mainly denominated either in Hong Kong or United States dollars. The risk of exposure to fluctuations in exchange rates is therefore low. The Group did not do any hedging for the foreign currency transactions during the year.

Use of Net Proceeds from Initial Public Offering

The proceeds from the initial public offering after netting off related expenses, were approximately HK$179 million. As at 31 December 2003, approximately HK$110 million of the net proceeds had been applied by the Group as general working capital. Approximately another HK$3 million were applied to the development and expansion of the Group's distribution and logistics network in the PRC. The remaining net proceeds were placed as fixed deposits with well-known banks in Hong Kong.

Charges on Assets

In accordance with the terms of the distribution agreements entered into between the Group and a major supplier, the Group has granted the major supplier a security interest in the inventories supplied and in any proceeds (including accounts receivable) as security for any outstanding amount due by the Group. In addition, certain bank deposits of the Group were pledged to its bankers to secure certain banking facilities granted to the Group.

* Genuine Intel Dealers, system integrators and PC original equipment manufacturers ("OEMs").

Despite the outbreak of SARS epidemic in the second quarter, the LCD monitor revenue was still growing rapidly in 2003, thanks to the replacement cycle of PCs, rising bundling rate and price cut of LCD monitors.

PROSPECTS

Looking forward, distribution of Intel products will remain the major source of profit contribution for the Group, particularly Intel boxed central processing units ("CPUs"). Given the stable growth of PC demand in the Mainland and Intel's role as a major player in the CPU market, the Group continues to be optimistic about the demand for Intel CPU.

Sunrise Industry

The year of 2003 was a fruitfull year for the LCD products market, driven by strong demand for LCD monitors. With robust PC-driven demand, the sales of LCD monitors are expected to surge continuously in 2004. Global sales of LCD monitors will rise 48% to 71 million units in 2004, surpassing cathode-ray tube ("CRT") monitors for the first time.

In China, the shipments of LCD monitors rose 99.3% to 2.2 million units last year. In the next 5 years, the compound annual growth rate is expected to record 41.5%.

The replacement of CRT monitors should continue to be the growth driver boosting the Group's revenue and profit in the next few years, given the low penetration rate in the Mainland and continue price cut on LCD monitors.

There is no doubt that LCD TV is the fastest growing segment of LCD products market and more LCD TVs will be produced at the new fifth-generation and next-generation lines. The penetration rate of LCD TV will be determined by the adoption speed of digital broadcasting, the availability of digital TV programmes and the affordability of consumers.

Mainland shipments of LCD TVs are expected to reach 752,000 units by 2007 from 87,000 in 2003, representing a 71% compound annual growth rate according to iSuppli/Standford Resources. Nevertheless, CRT TV would continue to dominate the price-sensitive Mainland market in the coming years. While the Mainland LCD TV market has not yet been kicked off, PC makers, TV makers and other consumer electronics makers are positioning themselves for the explosive growth of demand in the Chinese flat-panel market.

China, a global production base for TVs, is forecasted to manufacture a total of 58 million sets in 2004, up 7.4% from 2003. Traditional CRT TVs now account for nearly all of China's production, of which around 40% of total production is for export. In view of the enormous potential in LCD TV market, the large scale domestic makers are investing heavily in flat-panel technology, especially LCD, in order to capitalize on the projected growth in global demand. However, domestic companies still lack the technology know-how on LCD TV panel and rely on foreign makers to supply panels for assembling LCD TVs. Amongst panel suppliers, South Korea and Taiwanese makers supply most of the world's LCD panels. Chinese companies use the panels in making flat-panel televisions and computer monitors, taking advantage of low-labour costs in the Mainland.

Currently, China has more than 100 million cable TV subscribers and 300 million TV sets. The digital broadcasting of the 2008 Beijing Olympic TV programs will speed up the replacement of CRT TV with flat-panel TV. Besides, price is another determining factor. Meanwhile, the price of LCD TVs are expected to have negative compound annual growth rate of 15%-24% because of lowering LCD panel production costs and intensifying competition.

In view of the potential robust demand for LCD TV and LCD panel in China, the Group successfully obtained the distribution right of LCD TVs and LCD panels in the Mainland and Hong Kong from Chi Mei in the fourth quarter of 2003 and the first quarter of 2004, respectively. It brings synergies for future business development. The Group not only further expands LCD product distribution business in LCD TV products but also diversifies into another surging market – consumer electronics OEM channel.

As our vendor, Chi Mei is one of the major panel suppliers in the world and OEM for many famous LCD TV makers in Japan and South Korea. The limited suppliers in the LCD panel industry as well as our vendor's strength in leading edge technologies and highly vertical integrated production could lead the Group to leverage demand from Mainland LCD TV assemblers

Being the distributor of Intel CPUs and Chi Mei's LCD products, the Group would benefit from the new era of digitalization.

currency transactions during the year.

Use of Net Proceeds from Initial Public Offering

The proceeds from the initial public offering after netting off related expenses, were approximately HK$179 million. As at 31 December 2003, approximately HK$110 million of the net proceeds had been applied by the Group as general working capital. Approximately another HK$3 million were applied to the development and expansion of the Group's distribution and logistics network in the PRC. The remaining net proceeds were placed as fixed deposits with well-known banks in Hong Kong.

Charges on Assets

In accordance with the terms of the distribution agreements entered into between the Group and a major supplier, the Group has granted the major supplier a security interest in the inventories supplied and in any proceeds (including accounts receivable) as security for any outstanding amount due by the Group. In addition, certain bank deposits of the Group were pledged to its bankers to secure certain banking facilities granted to the Group.

Investments

The Group did not hold any significant investments nor had any major capital expenditure during the year.

Contingent Liabilities

As at 31 December 2003, the Group did not have any significant contingent liabilities.

Employees

As at 31 December 2003, the Group had 80 full time employees.

The Group remunerated its employees mainly based on the industry practice, individual's performance and experience. Apart from the basic remuneration, discretionary bonus and share option may be granted to eligible employees by reference to the Group's performance as well as individual's performance. Other benefits include medical and retirement schemes.

Audit Committee

The Company established an audit committee (the "Committee") on 29 August 2002. The Group's financial statements for the year ended 31 December 2003 have been reviewed by the Committee. The principal activities of the Committee include the review and supervision of the Group's financial reporting process and internal controls.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

The Company did not redeem any of the Company's shares during the year. Neither the Company nor any of its subsidiaries had purchased or sold any of the Company's shares during the year.

CORPORATE GOVERNANCE

The Company has compiled throughout the year ended 31 December 2003 with the Code of Best Practice as set out in Appendix 14 of the Rules (the "Listing Rules") Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

PUBLISHMENT OF RESULTS ON THE STOCK EXCHANGE'S WEBSITE

The Company's annual report containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website in due course.

ACKNOWLEDGEMENT

On behalf of the Board, I would like to take this opportunity to extend my gratitude to all my fellow directors and staff for their valuable commitment and hard work. I would like also to express my sincere thanks to our business partners for their supports in the past years.

BOARD OF DIRECTORS

As at the date of this announcement, the directors of the Company comprise three executive directors, namely, Mr. Yu Pen Hung, Mr. Yu Chi Ming, Frederick and Mr. Yen Chung Chuan, and two independent non-executive directors, namely, Dr. Liu James Juh and Ms. Hu Gin Ing.

By Order of the Board
Yu Pen Hung
Chairman

Hong Kong, 26 April 2004

* *For identification purposes only*

Artel Group
宏通集團
ARTEL SOLUTIONS GROUP HOLDINGS LIMITED
宏通集團控股有限公司*

(於開曼群島註冊成立之有限公司)
(股份代號：0931)

二零零三年年度業績

業績

宏通集團控股有限公司(「本公司」)董事會謹此公佈本公司及其附屬公司(「本集團」)截至二零零三年十二月三十一日止年度按照香港公認會計原則編製之經審核綜合業績，連同往年度之比較數字如下：

	截至十二月三十一日止年度 二零零三年 千港元	二零零二年 千港元
營業額 *(附註2)*	2,202,933	2,122,190
銷售成本 *(附註3)*	(2,110,412)	(2,002,008)
毛利	92,521	120,182
其他經營收入 *(附註4)*	13,137	4,963
分銷成本	(8,690)	(8,363)
行政開支	(29,199)	(30,508)
經營溢利 *(附註5)*	67,769	86,274
財務費用 *(附註6)*	(14,940)	(10,403)
除稅前溢利	52,829	75,871
稅項 *(附註7)*	(2,549)	(9,868)
年度純利	50,280	66,003
股息 *(附註8)*	–	20,800
每股盈利(港仙) *(附註9)*		
基本	3.1	4.1
攤薄	3.1	不適用

附註：

1. **採納新會計標準**

於本年度，本集團首次採納下列由香港會計師公會(「會計師公會」)頒佈之香港財務報告準則(「財務報告準則」)。財務報告準則之規定已包括會計師公會所認可之會計實務準則(「會計實務準則」)及詮釋。

會計實務準則第12號(經修訂) ─ 「所得稅」

所得稅

採用會計實務準則第12號(經修訂)之主要影響關乎遞延稅項之處理。過往年度，遞延稅項採用收益表負債法作出部份撥備，即當有稅務時差時，除非預期短期內不會逆轉，否則即確認遞延稅項負債。會計實務準則第12號(經修訂)則規定採用資產負債表負債法，即除少數例外情況，當資產及負債在財務報表之賬面值與計算應課稅溢利之相應稅基出現暫時差額，即全數確認為遞延稅項。採用此準則對本會計甚或上個會計期業績並無重大影響，因此，毋須作出前期調整。

2. **營業額及分類資料**

營業額指年內向外界客戶出售產品及提供服務已收或應收之款項減去年內貿易折扣及退貨。

本集團本年度按主要業務及地區市場分析之營業額及毛利貢獻如下：

	二零零三年 千港元	二零零二年 千港元
按主要業務劃分之營業額		
分銷電腦組件及資訊科技產品	2,101,947	2,043,011
提供綜合電子啟動方案	100,986	79,179
	2,202,933	2,122,190
按地區市場劃分之營業額		
中華人民共和國(「中國」)	1,020,999	610,040
香港	1,181,934	1,512,150
	2,202,933	2,122,190
按地區市場劃分之毛利貢獻		
中國	52,374	46,746
香港	40,147	73,436

9. **每股盈利**

本年度每股基本盈利乃按本年度純利50,280,000港元(二零零二年：66,003,000港元)及已發行股份1,600,000,000股計算。

本年度每股攤薄盈利則按本年度純利50,280,000港元，以及假設未行使購股權於授出當日已行使之情況下應有已發行及可發行股份加權平均數1,602,729,443股計算。

股息

董事不建議就截至二零零三年十二月三十一日止年度派發末期股息。

業務回顧

本集團二零零三年營業額為2,203,000,000港元，較去年同期之2,122,000,000港元增加4%。營業額輕微上升，主要原因在於年內沙士疫症的影響。由於英特爾的回佣仍然偏低，結果純利由66,000,000港元減至50,000,000港元。

英特爾產品分銷業務

由於沙士疫症爆發，加上英特爾的回佣偏低，而在疫情受控後分銷商之間展開激烈競爭，導致售價下跌，二零零三年對電腦組件分銷業務而言是充滿挑戰之一年。由於英特爾的回佣及售價下跌，故本集團的毛利率由5.7%下跌至4.2%。

過往數年，英特爾產品的銷售佔總營業額超過95%，每年亦有相當增長。為減少對英特爾產品倚賴，同時鑑於數碼家居產品市場不斷發展，本集團有策略地將業務擴展至分銷利潤較高的薄膜電晶體液晶顯示器(「液晶顯示器」)產品。

回顧期間，分銷英特爾產品仍然為本集團的主要業務，佔總營業額90%左右。由於英特爾向全球分銷商推出新的銷售回佣政策，本集團相信英特爾產品的利潤於二零零三年已見底，在二零零四年將會趨升。

液晶顯示器分銷業務

與奇美實業股份有限公司(「奇美」)的合作為本集團成立以來的另一里程碑。與奇美訂立協議後，分銷業務分為兩個主要部份，英特爾產品及奇美的液晶顯示器產品。

本集團於去年三月已開始在中國分銷奇美的液晶顯示器產品。此乃本集團之策略發展，可進一步善用現有的個人電腦組件分銷渠道，包括英特爾經銷商、系統集成商及個人電腦原設備製造商。

雖然第二季爆發沙士疫症，但隨著個人電腦置換周期來臨，合併銷售有所增加，加上液晶顯示器價格下跌，結果二零零三年液晶顯示器的收入繼續迅速增長。

前景

展望將來，分銷英特爾產品，尤其是英特爾的盒裝中央處理器(「CPU」)將繼續為本集團之主要溢利來源。基於內地CPU市場的穩健發展及英特爾於CPU市場的領導地位，本集團對英特爾CPU的產品需求保持樂觀。

朝陽工業

二零零三年是液晶顯示器市場豐收的一年，此乃由於液晶監視器需求殷切所致。受到個人電腦需求強勁的帶動，液晶監視器的銷售預期在二零零四年會繼續上揚。估計二零零四年的液晶監視器的全球銷售將增加48%至71,000,000部，首次超越陰極射線管(「CRT」)監視器。

中國去年的液晶監視器付運量上升99.3%至2,200,000部。未來五年，預期液晶監視器的銷量增長將達41.5%的複合年增長率。

鑑於內地市場的普及率偏低，加上液晶監視器價格持續下跌，未來數年，CRT監視器的淘汰應可繼續推動本集團的收入及利潤增長。

無可置疑，液晶電視是增長速度最快的液晶顯示器產品，新的五代和更高代的面板廠將生產更多液晶電視。液晶電視的普及率將取決於數碼廣播的廣泛程度、數碼電視節目的普及程度及消費者的購買能力而定。

根據iSuppli/Standford Resources估計，內地液晶電視的付運量預期將從二零零三年的87,000部增至二零零七年的752,000部，複合年增長率達71%。然而，CRT電視在未來數年將繼續主導對價格敏感度較高的內地市場。雖然內地的液晶電視市場尚在發展之中，但一眾個人電腦廠商、電視廠商及其他消費電子產品廠商俱已作好部署，準備在需求增長潛力驚人的中國平面電視市場分一杯羹。

中國為全球電視廠商的生產基地。預計二零零四年中國的電視機總產量將達58,000,000部，較二零零三年增加7.4%，絕大部份為傳統的CRT電視，而其中約40%出口。有見於液晶電視市場潛力極大，內地

數碼科

一書三

逢星期

		二零零三年	二零零二年
		2,202,933	2,122,190
按地區市場劃分之毛利貢獻			
中國		52,374	46,746
香港		40,147	73,436
		92,521	120,182

本集團按業務分類之營業額及經營溢利貢獻之分析如下：

截至二零零三年十二月三十一日止年度

	分銷電腦組件及資訊科技產品 千港元	提供綜合電子啟動方案 千港元	綜合 千港元
營業額			
對外銷售	2,101,947	100,986	2,202,933
業績			
分類業績	43,575	14,321	57,896
其他經營收入			13,137
未分配公司開支			(3,264)
經營溢利			67,769
財務費用			(14,940)
除稅前溢利			52,829
稅項			(2,549)
股東應佔溢利			50,280

截至二零零二年十二月三十一日止年度

	分銷電腦組件及資訊科技產品 千港元	提供綜合電子啟動方案 千港元	綜合 千港元
營業額			
對外銷售	2,043,011	79,179	2,122,190
業績			
分類業績	71,572	12,150	83,722
其他經營收入			4,963
未分配公司開支			(2,411)
經營溢利			86,274
財務費用			(10,403)
除稅前溢利			75,871
稅項			(9,868)
股東應佔溢利			66,003

3. 銷售成本

	二零零三年 千港元	二零零二年 千港元
銷售成本包括：		
已售貨品之成本	2,196,802	2,067,705
回佣	(86,390)	(65,697)
	2,110,412	2,002,008

4. 其他經營收入

	二零零三年 千港元	二零零二年 千港元
代理費收入	9,800	-
出售廠房及設備收益	13	3
銀行存款之利息	1,283	2,600
雜項收入	2,041	2,360
	13,137	4,963

5. 經營溢利

經營溢利已扣除下列各項：

	二零零三年 千港元	二零零二年 千港元
核數師酬金	730	730
廠房及設備折舊	935	770
有關租賃物業之經營租賃租金	3,905	3,039
僱員成本：		
董事酬金		
－袍金	480	480
－其他酬金	6,125	8,360
－退休福利計劃供款	35	36
	6,640	8,876
不包括董事酬金之僱員成本	15,135	14,702
退休福利計劃供款（不包括包含在董事酬金之款額）	273	193
	15,408	14,895
總僱員成本	22,048	23,771

[illegible]電腦廠商、電視廠商及其他消費電子產品廠商俱已作好部署，準備在需求增長潛力驚人的中國平面電視市場分一杯羹。

中國為全球電視廠商的生產基地。預計二零零四年中國的電視機總產量將達58,000,000部，較二零零三年增加7.4%，絕大部份為傳統的CRT電視，而其中約40%出口。有見於液晶電視市場潛力極大，內地的大廠紛紛大舉投資發展平面電視技術，其中以發展液晶電視為主，以掌握全球需求預計增長的機會。然而，中國公司缺乏液晶面板的生產技術，需依賴國外廠商供應面板來組裝液晶電視。南韓及台灣的廠商為全球液晶面板的主要供應商。中國公司利用該等面板，配合內地的低工資優勢，生產平面電視及電腦顯示器。

目前，中國有超過1億名有線電視用戶及3億部電視。預計二零零八年北京奧運的數碼電視廣播將可加快淘汰CRT電視與平面電視的普及。不過，價格仍然是一個決定性因素。基於液晶電視的生產成本趨降，加上競爭越見熾熱，預期液晶電視價格將出現複合年負增長，比率介乎15%至24%。

鑑於中國液晶電視及液晶面板需求潛力龐大，本集團已分別在二零零三年第四季及二零零四年首季成功獲得奇美液晶電視及液晶電視面板，在內地及香港分銷權。此舉為本集團帶來協同效應，有助日後的業務發展。除進一步擴展液晶顯示器產品分銷業務，發展液晶電視業務外，亦會繼續拓展業務至其他增長市場，如消費電子原設備製造商市場。

本集團供應商奇美為全球主要液晶面板供應商之一，亦是多家知名日本及南韓液晶電視廠商的原廠設備製造商。基於液晶面板行業的供應商數目極少，加上本集團供應商具有頂尖技術優勢與高度垂直生產模式，將有助本集團爭取內地液晶電視組裝商的訂單。

作為英特爾中央處理器及奇美液晶顯示器產品之分銷商，本集團將可成為當前數碼新年代的受惠者。

管理層討論及分析

業務回顧

面對爆發沙士疫症、充滿挑戰的二零零三年，本集團仍然成功取得約50,000,000港元的除稅後溢利，較去年的66,000,000港元下降約24%。

本集團於回顧年度的營業額為2,203,000,000港元（二零零二年：2,122,000,000港元），較去年微升4%。二零零三年度來自中國市場的營業額約佔總營業額46%（二零零二年：29%）。有關營業額比例上升，主要由於本集團持續擴展其中國分銷及物流網絡所致。

二零零三年度毛利為93,000,000港元（二零零二年：120,000,000港元），較去年下降23%。此乃由於英特爾收緊回佣政策所致。

財務費用從二零零二年的10,000,000港元上升至二零零三年的15,000,000港元，主要由於銀行貸款利息開支增加所致。然而，經營成本從二零零二年的39,000,000港元下降至二零零三年的38,000,000港元。

流動資金及財務資源

本集團於二零零三年十二月三十一日之現金及銀行結存總額（包括已抵押銀行存款）約為148,000,000港元（二零零二年：242,000,000港元）。於二零零三年十二月三十一日，短期銀行借貸及透支結餘約為324,000,000港元（二零零二年：425,000,000港元）。短期銀行借貸乃為本集團的存貨採購提供資金。本集團於二零零三年十二月三十一日之資本與負債比率（按銀行貸款總額對資產總值之比率計算）為35%（二零零二年：36%）。於二零零三年十二月三十一日，資產淨值約為426,000,000港元（二零零二年：385,000,000港元）。

本集團於二零零三年十二月三十一日錄得流動資產總值約923,000,000港元（二零零二年：1,185,000,000港元），而流動負債總值則約為500,000,000港元（二零零二年：803,000,000港元）。本集團之流動比率於二零零三年十二月三十一日（以總流動資產除以總流動負債）上升至1.9（二零零二年：1.5）。

本集團於二零零三年十二月三十一日擁有約332,000,000港元存貨（二零零二年：632,000,000港元），較去年減少48%。

本集團錄得股東資金有所上升，由二零零二年十二月三十一日約385,000,000港元，上升至二零零三年十二月三十一日約426,000,000港元。

庫務政策

本集團運作上所需的資金來自本集團的內部資源及香港銀行提供的信貸。銀行信貸主要為貿易融資貸款，還款期為由發票日起計最多120日。就港元貸款而言，銀行利率主要參考香港最優惠利率或銀行同業拆息，就美元貸款而言，銀行利率則參考新加坡或倫敦銀行同業拆息而釐訂。

本集團之銀行存款以港元或美元計算。

本集團之交易主要以港元或美元計算，因此匯率波動風險較低。本集團於年內並無就外幣交易進行任何對沖。

首次公開售股所得款項淨額用途

首次公開發售所得款項在扣除相關費用後約為179,000,000港元。於二零零三年十二月三十一日，所得款項淨額中約110,000,000港元已用作營運資金。另外約3,000,000港元已用以發展及擴大本集團在中國之分銷及物流網絡。剩餘之所得款項淨額則存放於香港之知名銀行作為定期存款。

資產抵押

根據本集團與一間主要供應商訂立之分銷協議之條款，本集團已授予該主要供應商一項有關所供應存貨及任何收益（包括應收賬款）之抵押權益，作為本集團任何到期而未清償欠款之抵押。此外，本集團若干銀行存款已抵押予其往來銀行，以取得授予本集團之若干銀行信貸。

投資

本集團年內並無持有任何重大投資，亦無任何重大資本開支。

或然負債

於二零零三年十二月三十一日，本集團並無任何重大或然負債。

僱員

於二零零三年十二月三十一日，本集團共聘用80名全職僱員。

	二零零三年 千港元	二零零二年 千港元
	2,110,412	2,002,008

4. **其他經營收入**

	二零零三年 千港元	二零零二年 千港元
代理費收入	9,800	–
出售廠房及設備收益	13	3
銀行存款之利息	1,283	2,600
雜項收入	2,041	2,360
	13,137	4,963

5. **經營溢利**

經營溢利已扣除下列各項

	二零零三年 千港元	二零零二年 千港元
核數師酬金	730	730
廠房及設備折舊	935	770
有關租賃物業之經營租賃租金	3,905	3,039
僱員成本		
董事酬金		
—袍金	480	480
—其他酬金	6,125	8,360
—退休福利計劃供款	35	36
	6,640	8,876
不包括董事酬金之僱員成本	15,135	14,702
退休福利計劃供款（不包括包含在董事酬金之款額）	273	193
	15,408	14,895
總僱員成本	22,048	23,771

6. **財務費用**

	二零零三年 千港元	二零零二年 千港元
於五年內悉數償還之銀行透支及短期銀行借貸	11,777	7,237
銀行收費	3,163	3,166
	14,940	10,403

7. **稅項**

	二零零三年 千港元	二零零二年 千港元
香港利得稅		
本年度	2,314	11,540
過往年度撥備不足（超額撥備）	235	(1,672)
本公司及其附屬公司應佔稅項	2,549	9,868

香港利得稅乃按本年度估計應課稅溢利之17.5%（二零零二年：16%）計算。

由於本公司於其他司法權區經營之附屬公司於本年度並無應課稅溢利，故並無就該等附屬公司作出稅項撥備。

於結算日並無其他重大臨時差額。

8. **股息**

	二零零三年 千港元	二零零二年 千港元
中期股息	–	11,200
擬派末期股息	–	9,600
	–	20,800

附註：

(a) 本公司於年內並無派付或宣派二零零三年度任何股息。董事不建議就截至二零零三年十二月三十一日止年度派付末期股息。

(b) 二零零二年已支付中期股息每股0.007港元，並擬派付末期股息每股0.006港元。

[illegible]資金有所上升，由二零零二年十二月三十一日約385,000,000港元，上升至二零零三年十二月三十一日約426,000,000港元。

庫務政策

本集團運作上所需的資金來自本集團的內部資源及香港銀行提供的信貸。銀行信貸主要為貿易融資貸款，還款期為由發票日起計最多120日。就港元貸款而言，銀行利率主要參考香港最優惠利率或銀行同業拆息，就美元貸款而言，銀行利率則參考新加坡或倫敦銀行同業拆息而釐訂。

本集團之銀行存款以港元或美元計算。

本集團之交易主要以港元或美元計算，因此匯率波動風險較低。本集團於年內並無就外幣交易進行任何對沖。

首次公開售股所得款項淨額用途

首次公開發售所得款項在扣除相關費用後約為179,000,000港元。於二零零三年十二月三十一日，所得款項淨額中約110,000,000港元已用作營運資金，另外約3,000,000港元已用以發展及擴大本集團在中國之分銷及物流網絡。剩餘之所得款項淨額則存放於香港之知名銀行作為定期存款。

資產抵押

根據本集團與一間主要供應商訂立之分銷協議之條款，本集團已授予該主要供應商一項有關所供應存貨及任何收益（包括應收賬款）之抵押權益，作為本集團任何到期而未清償欠款之抵押。此外，本集團若干銀行存款已抵押予其往來銀行，以取得授予本集團之若干銀行信貸。

投資

本集團年內並無持有任何重大投資，亦無任何重大資本開支。

或然負債

於二零零三年十二月三十一日，本集團並無任何重大或然負債。

僱員

於二零零三年十二月三十一日，本集團共聘用80名全職僱員。

本集團主要按業內慣例、個人表現及經驗而向僱員支付薪酬。除基本薪酬外，本集團將參考本集團之表現及個人表現給予合資格僱員酌情花紅及購股權。其他福利包括醫療及退休計劃。

審核委員會

本公司於二零零二年八月二十九日成立審核委員會（「委員會」）。委員會已審核本集團截至二零零三年十二月三十一日止年度之財務報表。委員會之主要工作包括審閱及監管本集團之財務呈報過程及內部監控。

購買、出售或贖回本公司上市證券

於年內，本公司概無贖回任何本身股份，而本公司或其任何附屬公司於年內亦無購買或出售本公司之任何股份。

公司管治

本公司於截至二零零三年十二月三十一日止整年一直遵守香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）附錄14所載之最佳應用守則。

於聯交所網頁公佈業績

包含上市規則附錄16第45(1)至45(3)段所規定之所有資料之本公司年報將在適當時間於聯交所網頁公佈。

致謝

本人藉此機會代表董事會，感謝全體董事及員工作出的寶貴貢獻及努力不懈。本人亦藉此向本公司業務伙伴過去多年的鼎力支持致以衷心謝意。

董事會

於本公佈日期，本公司共有游本宏先生、余志明先生及嚴中川先生三名執行董事，以及劉助博士及胡競英女士兩名獨立非執行董事。

承董事會命
主席
游本宏

香港，二零零四年四月二十六日

* *僅供識別*